SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Report of Independent Auditors
on the Limited Review

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1

We have carried out limited reviews of the interim balance sheet and statement of income of Unibanco - União de Bancos Brasileiros S.A. and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) as of and for the three-month periods ended September 30, 2004 and June 30, 2004, respectively. The interim balance sheets and statements of income are the responsibility of the Company's management.

2

Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank's and its consolidated financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4

The statements of cash flows, which are presented in Note 21 to provide supplementary information in respect of Unibanco - União de Bancos Brasileiros S.A. and Unibanco Consolidated are not required as an integral part of these quarterly financial statements. The statements of cash flows have been submitted to the limited review procedures described in paragraph 2 and nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5

The accompanying quarterly information includes accounting information relating to the quarter ended September 30, 2003 presented for comparison purposes. The limited review for the quarter ended September 30, 2003 was conducted by other independent auditors, whose report dated November 7, 2003, expresses an unqualified opinion.

São Paulo, November 8, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – SEPTEMBER 30, 2004	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901		4 – TOWN São Paulo		5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-1313	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4830	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 - NAME Ney Ferraz Dias
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
4 - POST CODE 05423-901		5 – TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 55 (11) 3097-4830	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2004	Dec 31, 2004	3	July 1, 2004	Sep 30, 2004	2	Apr 1, 2004	Jun 30, 2004

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sergio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER September 30, 2004	2 - PRIOR QUARTER June 30, 2004	3 - SAME QUARTER PRIOR YEAR September 30, 2003
Paid-Up Capital
1 – Common	755,658,168	75,565,816,851	75,565,816,851
2 – Preferred	653,200,164	65,320,016,467	65,320,016,467
3 – Total	1,408,858,332	140,885,833,318	140,885,833,318
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	12,744,112	1,274,411,244	3,274,411,244
6 – Total	12,744,112	1,274,411,244	3,274,411,244

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 124 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE November 11, 2004	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - SEPTEMBER 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousand of Reais
ASSETS	September 30, 2004	June 30, 2004

CURRENT ASSETS	49,668,095	45,208,183

CASH AND DUE FROM BANKS	872,279	814,854

SHORT-TERM INTERBANK INVESTMENTS	20,275,054	16,259,139
Securities purchased under resale agreements	13,272,587	10,358,472
Interbank deposits	6,847,152	5,741,810
Foreign currency investments	155,315	158,857

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,809,354	6,936,126
Own portfolio	3,365,667	3,490,909
Subject to repurchase commitments	284,730	233,802
Pledged with Brazilian Central Bank	1,171,162	2,475,737
Pledged under guarantees rendered	345,142	393,954
Unrestricted notes	6,352	15,207
Derivative financial instruments	636,301	326,517

INTERBANK ACCOUNTS	4,795,225	4,548,620
Payments and receipts pending settlement	651,213	640,504
Compulsory deposits:
- Brazilian Central Bank	4,139,886	3,904,333
- National Housing System - SFH	2,715	1,621
Correspondent banks	1,411	2,162

INTERDEPARTMENTAL ACCOUNTS	48,116	97,307
Third-party funds in transit	248	145
Internal transfers of funds	47,868	97,162

LENDING OPERATIONS	12,677,063	11,914,140
Lending operations:
- Public sector	214,585	295,698
- Private sector	13,036,834	12,216,923
Allowance for lending losses	(574,356)	(598,481)

OTHER CREDITS	4,984,590	4,424,605
Foreign exchange portfolio	3,601,426	2,983,179
Income receivable	290,172	297,694
Negotiation and intermediation of securities	26,622	221,087
Deferred taxes	341,492	433,743
Sundry	749,879	512,339
Allowance for other credits losses	(25,001)	(23,437)

OTHER ASSETS	206,414	213,392
Other assets	66,382	68,439
Allowance for other assets losses	(18,679)	(20,516)
Prepaid expenses	158,711	165,469

BALANCE SHEET
Amounts expressed in thousand of Reais
ASSETS	September 30, 2004	June 30, 2004

LONG-TERM ASSETS	14,797,233	14,654,559

INTERBANK INVESTMENTS	740,713	91,975
Interbank deposits	740,713	91,975

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4,518,582	4,947,922
Own portfolio	2,429,305	2,851,998
Subject to repurchase commitments	1,362,208	1,355,125
Pledged with Brazilian Central Bank	307,008	312,924
Pledged under guarantees rendered	349,514	372,424
Derivative financial instruments	70,547	55,451

INTERBANK ACCOUNTS	45,209	44,438
Compulsory deposits:
- National Housing System - SFH	45,209	44,438

LENDING OPERATIONS	6,667,418	6,804,434
Lending operations:
- Public sector	316,537	332,712
- Private sector	6,576,308	6,740,837
Allowance for lending losses	(225,427)	(269,115)

OTHER CREDITS	2,774,580	2,725,632
Receivables on guarantees honored	1,197	1,197
Foreign exchange portfolio	31	463
Income receivable	2,448	2,827
Deferred taxes	939,634	928,674
Sundry	1,833,653	1,794,103
Allowance for other credits losses	(2,383)	(1,632)

OTHER ASSETS	50,731	40,158
Prepaid expenses	50,731	40,158

PERMANENT ASSETS	6,801,122	6,658,258

INVESTMENTS	6,069,996	5,908,526
Investments in subsidiary companies	4,757,032	4,646,657
-Local	3,697,575	3,559,415
-Foreign	1,059,457	1,087,242
Goodwill on acquisitions of subsidiary companies	1,279,346	1,228,251
Other investments	64,398	64,402
Allowance for losses	(30,780)	(30,784)

FIXED ASSETS	343,693	348,289
Land and buildings in use	166,427	166,139
Other fixed assets	752,171	737,452
Accumulated depreciation	(574,905)	(555,302)

DEFERRED CHARGES	387,433	401,443
Organization and expansion costs	781,008	762,544
Accumulated amortization	(393,575)	(361,101)

T O T A L	71,266,450	66,521,000

BALANCE SHEET
Amounts expressed in thousand of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2004	June 30, 2004

CURRENT LIABILITIES	46,119,206	41,067,250

DEPOSITS	23,576,567	19,656,851
Demand deposits	2,987,526	2,919,376
Savings deposits	5,315,439	5,359,591
Interbank deposits	1,455,493	534,638
Time deposits	13,818,109	10,843,246

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,381,312	10,555,995
Own portfolio	1,592,333	1,556,192
Third parties portfolio	9,586,209	5,799,551
Unrestricted portfolio	202,770	3,200,252

RESOURCES FROM SECURITIES ISSUED	1,678,362	1,617,818
Mortgage notes	500,795	617,976
Securities abroad	1,177,567	999,842

INTERBANK ACCOUNTS	593,427	567,673
Receipts and payments pending settlement	571,558	541,239
Correspondent banks	21,869	26,434

INTERDEPARTMENTAL ACCOUNTS	317,697	506,323
Third-party funds in transit	317,695	506,311
Internal transfers of funds	2	12

BORROWINGS	2,464,505	3,487,438
Borrowings in Brazil - governmental agencies	349	349
Foreign borrowings	2,464,156	3,487,089

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,316,533	1,401,633
BNDES (National Economic Development Bank)	669,166	651,442
FINAME (National Industrial Financing Authority)	600,089	729,271
Other	47,278	20,920

FOREIGN ONLENDINGS	158,143	72,921
Foreign onlendings	158,143	72,921

DERIVATIVE FINANCIAL INSTRUMENTS	280,468	217,748
Derivative financial instruments	280,468	217,748

OTHER LIABILITIES	4,352,192	2,982,850
Collection of taxes and social contributions	221,414	267,894
Foreign exchange portfolio	2,584,393	1,153,850
Social and statutory	173,167	259,178
Taxes and social security	99,353	135,051
Negotiation and intermediation of securities	58,665	33,580
Accounts payable for purchase of assets	43,629	41,598
Subordinated debt	34,559	11,837
Sundry	1,137,012	1,079,862

BALANCE SHEET
Amounts expressed in thousand of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2004	June 30, 2004

LONG-TERM LIABILITIES	17,199,743	17,723,015

DEPOSITS	8,084,350	8,004,755
Interbank deposits	281,341	45,012
Time deposits	7,803,009	7,959,743

RESOURCES FROM SECURITIES ISSUED	277,655	448,082
Mortgage notes	5,499	-
Securities abroad	272,156	448,082

BORROWINGS	610,917	542,743
Borrowings in Brazil - governmental agencies	757	781
Foreign borrowings	610,160	541,962

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,906,909	2,922,080
BNDES (National Economic Development Bank)	2,045,621	2,071,911
FINAME (National Industrial Financing Authority)	724,654	722,231
Other	136,634	127,938

FOREIGN ONLENDINGS	70,810	184,986
Foreign onlendings	70,810	184,986

DERIVATIVE FINANCIAL INSTRUMENTS	88,319	77,016
Derivative financial instruments	88,319	77,016

OTHER LIABILITIES	5,160,783	5,543,353
Taxes and social security	305,910	255,269
Accounts payable for purchase of assets	2,621	3,647
Subordinated debt	1,485,803	1,573,938
Sundry	3,366,449	3,710,499

DEFERRED INCOME	15,047	26,346
Deferred income	15,047	26,346

STOCKHOLDERS' EQUITY	7,932,454	7,704,389
Capital:	5,000,000	5,000,000
- Local residents	3,482,919	3,482,339
- Foreign residents	1,517,081	1,517,661
Capital reserves	158,685	158,685
Revaluation reserve on subsidiaries	9,679	9,807
Revenue reserves	2,683,579	2,683,579
- Legal	355,987	355,987
- Statutory reserves	2,263,694	2,263,694
-Special dividends not distributed	63,898	63,898
Unrealized gains and losses - marketable securities
and derivative financial instruments	(59,510)	(96,259)
Treasury stocks	(51,423)	(51,423)
Retained earnings	191,444	-

T O T A L	71,266,450	66,521,000

STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)
	From July 1, 2004	From January 1, 2004	From July 1, 2003	From January 1, 2003
	to September 30, 2004	to September 30, 2004	to September 30, 2003	to September 30, 2003

REVENUE FROM FINANCIAL INTERMEDIATION	2,269,722	6,568,802	2,661,615	7,103,461
Lending operations	920,175	3,309,673	1,363,755	3,654,503
Marketable securities	856,168	2,528,712	1,096,417	2,040,085
Derivative financial instruments	355,413	270,700	(26,648)	864,426
Foreign exchange transactions	34,614	168,309	98,311	129,399
Compulsory deposits	103,352	291,408	129,780	415,048

EXPENSES ON FINANCIAL INTERMEDIATION	(1,404,849)	(4,524,411)	(2,095,881)	(4,637,846)
Deposits and securities sold	(1,238,344)	(3,582,152)	(1,568,871)	(3,614,296)
Borrowings and onlendings	(70,697)	(603,790)	(326,729)	(524,335)
Provision for credits losses	(95,808)	(338,469)	(200,281)	(499,215)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	864,873	2,044,391	565,734	2,465,615

OTHER OPERATING INCOME (EXPENSES)	(443,371)	(1,018,095)	(292,216)	(1,330,682)
Services rendered	376,959	1,143,010	342,787	1,028,937
Salaries, benefits, training and social security	(384,234)	(1,073,242)	(362,753)	(952,224)
Other administrative expenses	(405,108)	(1,177,902)	(383,770)	(1,140,494)
Financial transaction and other taxes	(85,192)	(211,998)	(67,376)	(210,179)
Equity in the results of subsidiary companies	305,680	774,381	275,052	727,033
Other operating income	53,319	100,258	26,452	218,720
Other operating expenses	(304,795)	(572,602)	(122,608)	(1,002,475)

OPERATING INCOME	421,502	1,026,296	273,518	1,134,933

NON-OPERATING INCOME (EXPENSE)	(1,747)	(15,267)	(7,100)	(3,929)
Income	3,731	13,699	4,391	24,681
Expense	(5,478)	(28,966)	(11,491)	(28,610)

INCOME BEFORE TAXES AND PROFIT SHARING	419,755	1,011,029	266,418	1,131,004

INCOME TAX AND SOCIAL CONTRIBUTION	(63,723)	11,713	45,468	(260,465)
Provision for income tax	-	(301)	40,608	(26,207)
Provision for social contribution	-	(202)	14,469	(10,330)
Deferred tax asset	(63,723)	12,216	(9,609)	(223,928)

PROFIT SHARING	(29,074)	(115,023)	(41,777)	(109,618)
Management	(1,299)	(3,809)	(1,985)	(6,448)
Employees	(27,775)	(111,214)	(39,792)	(103,170)

NET INCOME	326,958	907,719	270,109	760,921

Number of outstanding shares (Note 15a)	1,396,114,220	1,396,114,220	137,611,422,074	137,611,422,074
Net income per 1.000 shares: R$	234.19	650.18	1.96	5.53

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

For purpose of making our statement of income for the nine-months period ended September 30, 2003 directly comparable, reclassifications were made in Unibanco Consolidated in respect of the net amount of R$313,546 to Insurance, Private Retirement Plans and Annuity Products and Revenue on Marketable Securities from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and it is adjusted to the changes in technical provision of unearned premium and to the deferred acquisition costs over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

Marketable Securities	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Trading assets	2,264,019	3,617,189	8,134,268	9,192,408
Available for sale	2,845,721	2,960,220	3,787,489	3,237,286
Held to maturity	4,511,348	4,924,671	5,338,298	6,173,892
Subtotal	9,621,088	11,502,080	17,260,055	18,603,586
Derivative financial instruments	706,848	381,968	576,329	357,190
Total	10,327,936	11,884,048	17,836,384	18,960,776
Current	5,809,354	6,936,126	12,280,972	13,273,523
Long-term	4,518,582	4,947,922	5,555,412	5,687,253

(b) Trading assets

	Unibanco

	September 30, 2004		June 30, 2004

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,973,133	1,976,865	3,435,242	3,435,008
Financial treasury bills	95,489	95,037	48,672	48,222
Treasury bills	1,811,503	1,814,672	3,321,605	3,320,028
Central Bank notes	66,141	67,156	64,965	66,758

Brazilian sovereign bonds	164,712	164,711	50,740	50,683

Mutual funds	89,005	89,005	94,914	94,914

Debentures	18,479	18,376	9,846	9,866

Other	15,557	15,062	28,780	26,718

Total	2,260,886	2,264,019	3,619,522	3,617,189

	Unibanco Consolidated

	September 30, 2004		June 30, 2004

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	4,707,106	4,709,901	5,727,852	5,726,485
Financial treasury bills	1,452,396	1,451,912	1,186,674	1,186,309
Treasury bills	2,789,142	2,791,524	4,153,445	4,150,767
Central Bank notes	4,641	4,641	2,828	2,828
Treasury notes	460,808	461,824	384,786	386,581
Other	119	-	119	-

Brazilian sovereign bonds	245,962	245,960	156,048	155,991

Bank debt securities	315,147	315,147	312,710	312,710
Eurobonds	22,127	22,127	35,347	35,347
Time deposits	293,020	293,020	277,363	277,363

Mutual funds (1)	2,043,896	2,043,896	2,272,965	2,271,711

Debentures	82,424	151,088	77,401	146,188

Other	677,164	668,276	584,115	579,323

Total	8,071,699	8,134,268	9,131,091	9,192,408
____________________
(1)	Mutual funds are substantially held by investments in insurance, private retirement and annuity products companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

In accordance with the Circular 3252 of August 24, 2004, marketable securities subject to repurchase agreements with free movement should were recorded as off-balance item. On June 30, 2004, these marketable securities amounted to R$753,469 and R$1,684,686 recorded in Securities Purchased Under Resale Agreement and Marketable Securities, respectively and R$2,438,155 in Securities Sold Under Repurchase Agreements.

(c) Securities available for sale

(i) By type:

	Unibanco

	September 30, 2004			June 30, 2004

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	39,706	(13,409)	26,297	6,947	(1,624)	5,323
Other	39,706	(13,409)	26,297	6,947	(1,624)	5,323

Corporate debt securities	2,046,738	(34,442)	2,012,296	1,948,534	(86,082)	1,862,452
Debentures	2,010,396	(28,644)	1,981,752	1,912,792	(80,429)	1,832,363
Eurobonds	20,161	-	20,161	18,251	-	18,251
Other	16,181	(5,798)	10,383	17,491	(5,653)	11,838

Bank debt securities	748,664	4,208	752,872	1,036,077	3,912	1,039,989
Eurobonds	523,024	-	523,024	808,274	-	808,274
Mortgage notes	120,597	4,208	124,805	115,980	3,912	119,892
Time deposits	105,043	-	105,043	111,759	-	111,759
Other	-	-	-	64	-	64

Marketable equity securities	43,678	(768)	42,910	44,268	(3,718)	40,550

Mutual funds	11,346	-	11,346	11,906	-	11,906

Total	2,890,132	(44,411)	2,845,721	3,047,732	(87,512)	2,960,220

	Unibanco Consolidated

	September 30, 2004			June 30, 2004

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	663,693	(13,275)	650,418	341,960	(280)	341,680
Financial treasury bills	508,199	116	508,315	292,486	711	293,197
Treasury bills	3,844	(20)	3,824	1,153	(10)	1,143
Central Bank notes	37,144	95	37,239	39,542	643	40,185
Treasury Bonds	5,497	(508)	4,989	5,870	(761)	5,109
Other	109,009	(12,958)	96,051	2,909	(863)	2,046

Foreign government	114,491	34	114,525	65,402	307	65,709

Corporate debt securities	2,333,864	(47,472)	2,286,392	2,199,301	(101,894)	2,097,407
Debentures	2,224,128	(42,161)	2,181,967	2,118,946	(91,747)	2,027,199
Eurobonds	65,191	487	65,678	30,341	(126)	30,215
Other	44,545	(5,798)	38,747	50,014	(10,021)	39,993

Bank debt securities	259,829	3,909	263,738	287,379	5,455	292,834
Eurobonds	10,968	(298)	10,670	28,105	1,543	29,648
Debentures	1,725	-	1,725	1,661	-	1,661
Mortgage notes	120,598	4,207	124,805	115,980	3,912	119,892
Time deposits	126,538	-	126,538	141,633	-	141,633

Marketable equity securities	127,301	(10,081)	117,220	114,124	(15,767)	98,357

Mutual funds (1)	354,963	233	355,196	341,299	-	341,299

Total	3,854,141	(66,652)	3,787,489	3,349,465	(112,179)	3,237,286
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco

	September 30, 2004		June 30, 2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	265,119	294,670	482,321	464,034
Between 3 months and 1 year	740,141	713,490	485,550	486,156
Between 1 and 3 years	909,857	912,798	1,215,263	1,209,160
Between 3 and 5 years	383,886	383,336	403,842	414,172
Between 5 and 15 years	297,335	296,806	200,093	203,733
More than 15 years	33,443	20,674	-	-
No stated maturity (1)	260,351	223,947	260,663	182,965
Total	2,890,132	2,845,721	3,047,732	2,960,220

	Unibanco Consolidated

	September 30, 2004		June 30, 2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	348,756	378,335	262,521	244,000
Between 3 months and 1 year	769,135	741,064	475,792	476,593
Between 1 and 3 years	1,136,133	1,138,363	1,167,550	1,159,113
Between 3 and 5 years	495,849	495,569	478,006	488,291
Between 5 and 15 years	382,904	371,683	299,888	293,960
More than 15 years	33,733	20,959	-	-
No stated maturity (1)	687,631	641,516	665,708	575,329
Total	3,854,141	3,787,489	3,349,465	3,237,286
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

Issuer/Type of investment				Amortized cost

Federal government	2,062,071	2,354,937	2,889,021	3,604,158
Financial treasury bills	-	-	154,452	148,732
Treasury bills	-	-	-	268
Central Bank notes	372,417	419,943	430,885	900,634
Treasury notes	1,689,654	1,934,994	2,295,766	2,542,657
Other	-	-	7,918	11,867

Brazilian sovereign bonds	2,162,093	2,152,253	2,162,093	2,152,253

Corporate debt securities	181,278	304,220	181,278	304,220
Eurobonds	181,278	304,220	181,278	304,220

Bank debt securities	105,906	113,261	105,906	113,261
Eurobonds	105,906	113,261	105,906	113,261

Total	4,511,348	4,924,671	5,338,298	6,173,892

The fair value of these securities was R$4,747,913 (June 30, 2004 - R$4,968,841) in Unibanco and R$5,621,216 (June 30, 2004 - R$6,277,173) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$236,564 (June 30, 2004 - R$44,170) in Unibanco and R$282,918 (June 30, 2004 - R$103,281) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

Maturity	Amortized cost

Less than 3 months	591,126	250,241	635,076	683,824
Between 3 months and 1 year	1,085,801	1,609,024	1,239,033	1,799,729
Between 1 and 3 years	1,300,398	1,229,630	1,509,116	1,447,887
Between 3 and 5 years	290,571	513,123	290,571	513,123
Between 5 and 15 years	1,049,243	1,110,774	1,049,243	1,110,774
More than 15 years	194,209	211,879	615,259	618,555
Total	4,511,348	4,924,671	5,338,298	6,173,892

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
By type
Discounted loans and notes	10,819,010	10,360,583	11,640,462	11,055,662
Financing	7,374,933	7,448,977	9,961,981	9,807,671
Agricultural	960,029	847,900	960,029	847,900
Real estate loans	990,292	928,710	990,292	928,710
Credit card	-	-	4,066,385	3,918,676
Total lending operations	20,144,264	19,586,170	27,619,149	26,558,619

Leasing operations	-	-	571,804	534,279
Advances on exchange contracts (1)	1,316,543	1,812,012	1,409,469	1,960,324
Total leasing operations and advances on exchange contracts	1,316,543	1,812,012	1,981,273	2,494,603

Guarantees honored	1,197	1,197	1,735	1,734
Other receivables (2)	326,322	256,972	750,945	692,300
Total other credits	327,519	258,169	752,680	694,034

Co-obligation on credit card customer financing (3)	-	-	313,540	298,105

Total risk	21,788,326	21,656,351	30,666,642	30,045,361

By maturity
Past-due for more than 15 days (Note 5 (d))	527,474	488,361	1,530,990	1,551,205
Falling due:
Less than 3 months (4)	7,899,516	7,741,361	12,916,617	12,483,768
Between 3 months and 1 year	6,341,961	6,228,433	8,017,489	7,683,028
Between 1 and 3 years	4,684,693	4,811,500	5,608,367	5,664,374
More than 3 years	2,334,682	2,386,696	2,593,179	2,662,986
Total risk	21,788,326	21,656,351	30,666,642	30,045,361
____________________
(1)	Recorded in “Other liabilities” and “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	September 30, 2004		June 30, 2004

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,298,178	5.9	1,345,715	6.2
Paper, pulp and wood products	1,225,464	5.6	1,222,678	5.6
Food, beverages and tobacco	1,048,438	4.8	1,191,443	5.5
Production of machines and equipment	847,908	3.9	598,847	2.8
Chemical and pharmaceutical	833,875	3.8	1,180,433	5.5
Basic metal industries	690,902	3.2	631,211	2.9
Petroleum	502,911	2.3	467,186	2.2
Automotive industry	475,251	2.2	542,578	2.5
Extractive	419,167	1.9	352,087	1.6
Textiles, clothing and leather goods	256,767	1.2	273,660	1.3
Electric and electronic	164,077	0.8	219,669	1.0
Production of metal goods	156,653	0.7	140,598	0.6
Electronic and communications equipment	153,266	0.7	252,382	1.2
Rubber and plastic	109,832	0.5	127,613	0.6
Other manufacturing industries	53,899	0.3	11,974	-
Subtotal	8,236,588	37.8	8,558,074	39.5
Retailers
Retail	1,608,075	7.4	1,603,070	7.4
Wholesale	1,108,702	5.1	1,132,744	5.2
Subtotal	2,716,777	12.5	2,735,814	12.6
Financial service
Financial companies	468,879	2.1	426,679	2.0
Insurance companies and private pension funds	8,604	0.1	4,405	-
Subtotal	477,483	2.2	431,084	2.0
Residential construction loans	307,403	1.4	292,425	1.3
Other services
Post office and telecommunications	1,377,757	6.3	1,148,411	5.3
Transportation	777,274	3.6	704,240	3.2
Construction	430,828	2.0	406,990	1.9
Real estate services	307,363	1.4	281,477	1.3
Agricultural	301,087	1.4	341,396	1.6
Association activities	133,015	0.6	129,831	0.6
Cultural and sports leisure activities	122,855	0.6	129,517	0.6
Education	111,497	0.5	97,579	0.5
Health and social services	102,754	0.5	105,587	0.5
Lodging and catering services	55,812	0.2	53,913	0.2
Other services	788,218	3.6	817,409	3.8
Subtotal	4,508,460	20.7	4,216,350	19.5
Agriculture, livestock, forestry and fishing	857,319	3.9	775,509	3.6
Individual
Consumer loans	3,836,430	17.6	3,869,017	17.9
Residential mortgage loans	745,156	3.4	705,687	3.3
Other	102,710	0.5	72,391	0.3
Subtotal	4,684,296	21.5	4,647,095	21.5
Total	21,788,326	100.0	21,656,351	100.0

	Unibanco Consolidated

	September 30, 2004		June 30, 2004

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,462,665	4.8	1,421,509	4.7
Paper, pulp and wood products	1,330,317	4.3	1,314,219	4.4
Food, beverages and tobacco	1,116,806	3.6	1,280,917	4.3
Chemical and pharmaceutical	900,342	2.9	1,254,750	4.2
Production of machines and equipment	892,188	2.9	638,588	2.1
Basic metal industries	762,930	2.5	712,684	2.4
Petroleum	514,698	1.7	478,387	1.6
Automotive industry	502,907	1.7	574,069	1.9
Extractive	449,421	1.5	377,732	1.3
Textiles, clothing and leather goods	313,414	1.0	347,423	1.1
Electric and electronic	185,706	0.6	246,206	0.8
Production of metal goods	170,610	0.6	155,257	0.5
Electronic and communications equipment	159,627	0.5	261,605	0.9
Rubber and plastic	125,351	0.4	144,727	0.5
Other manufacturing industries	56,362	0.2	27,835	-
Subtotal	8,943,344	29.2	9,235,908	30.7
Retailers
Retail	1,781,252	5.8	1,764,695	5.9
Wholesale	1,257,198	4.1	1,293,170	4.3
Subtotal	3,038,450	9.9	3,057,865	10.2
Financial service
Financial companies	235,283	0.7	228,360	0.7
Insurance companies and private pension funds	11,851	0.1	7,372	0.1
Subtotal	247,134	0.8	235,732	0.8
Residential construction loans	307,403	1.0	292,425	1.0
Other services
Transportation	1,498,528	4.9	1,397,800	4.6
Post office and telecommunications	1,415,181	4.6	1,174,293	3.9
Construction	470,662	1.5	446,631	1.5
Real estate services	351,625	1.2	323,962	1.1
Agricultural	330,577	1.1	375,204	1.2
Association activities	144,341	0.5	147,273	0.5
Cultural and sports leisure activities	131,617	0.4	138,050	0.5
Education	130,898	0.4	112,617	0.4
Health and social services	117,235	0.4	118,852	0.4
Lodging and catering services	64,049	0.2	62,346	0.2
Other services	1,122,372	3.6	1,181,938	3.9
Subtotal	5,777,085	18.8	5,478,966	18.2
Agriculture, livestock, forestry and fishing	857,319	2.8	775,509	2.6
Individual
Consumer loans	6,218,545	20.3	5,934,858	19.8
Credit card	4,379,925	14.3	4,216,781	14.0
Residential mortgage loans	745,156	2.4	705,687	2.4
Lease financing	49,571	0.2	39,239	0.1
Other	102,710	0.3	72,391	0.2
Subtotal	11,495,907	37.5	10,968,956	36.5
Total	30,666,642	100.0	30,045,361	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	September 30, 2004		June 30, 2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,542,210	11.7	2,751,890	12.7
50 following clients	4,447,499	20.4	4,916,862	22.7
100 following clients	3,548,012	16.3	3,327,270	15.4
Other clients	11,250,605	51.6	10,660,329	49.2
Total	21,788,326	100.0	21,656,351	100.0

	Unibanco Consolidated

	September 30, 2004		June 30, 2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,439,180	8.0	2,702,640	9.0
50 following clients	4,512,272	14.7	4,957,616	16.5
100 following clients	3,653,905	11.9	3,408,022	11.3
Other clients	20,061,285	65.4	18,977,083	63.2
Total	30,666,642	100.0	30,045,361	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco

		September 30, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,999,196	-	-	9,999,196	45.9	10,148	-
A	0.5	7,003,484	-	-	7,003,484	32.2	37,518	0.5
B	1.0	1,802,310	134,801	32,665	1,969,776	9.0	22,893	1.2
C	3.0	1,286,679	126,341	66,230	1,479,250	6.8	56,183	3.8
D	10.0	380,364	97,008	114,458	591,830	2.7	156,450	26.4
E	30.0	56,709	60,654	62,067	179,430	0.8	58,432	32.6
F	50.0	17,552	49,620	37,058	104,230	0.5	55,504	53.3
G	70.0	49,345	39,391	19,415	108,151	0.5	77,060	71.3
H	100.0	45,882	111,516	195,581	352,979	1.6	352,979	100.0
Total		20,641,521	619,331	527,474	21,788,326	100.0	827,167
% of total risk							3.8%

		Unibanco

		June 30, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,577,318	-	-	10,577,318	48.8	10,043	-
A	0.5	6,258,257	-	-	6,258,257	28.9	33,118	0.5
B	1.0	1,787,287	129,477	20,100	1,936,864	8.9	24,226	1.3
C	3.0	1,305,141	122,239	31,838	1,459,218	6.7	60,808	4.2
D	10.0	435,474	106,803	108,220	650,497	3.1	170,115	26.2
E	30.0	27,970	62,956	55,885	146,811	0.7	48,865	33.3
F	50.0	30,129	58,864	32,710	121,703	0.6	65,011	53.4
G	70.0	19,070	41,445	28,280	88,795	0.4	63,591	71.6
H	100.0	91,124	114,436	211,328	416,888	1.9	416,888	100.0
Total		20,531,770	636,220	488,361	21,656,351	100.0	892,665
% of total risk							4.1%

		Unibanco Consolidated

		September 30, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,142,154	-	-	11,142,154	36.3	10,334	-
A	0.5	12,544,577	-	-	12,544,577	40.9	84,837	0.7
B	1.0	2,088,284	210,060	207,540	2,505,884	8.2	39,573	1.6
C	3.0	1,709,421	176,101	206,052	2,091,574	6.8	97,061	4.6
D	10.0	408,564	135,588	347,434	891,586	2.9	201,446	22.6
E	30.0	258,289	74,154	159,427	491,870	1.6	157,170	32.0
F	50.0	30,925	56,580	122,245	209,750	0.7	110,035	52.5
G	70.0	60,157	44,286	100,278	204,721	0.7	145,166	70.9
H	100.0	69,236	127,276	388,014	584,526	1.9	584,526	100.0
Total		28,311,607	824,045	1,530,990	30,666,642	100.0	1,430,148
% of total risk							4.7%

		Unibanco Consolidated

		June 30, 2004
	% minimum allowance required
			Past-due credits

Risk level		Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,766,724	-	-	11,766,724	39.2	14,105	-
A	0.5	11,336,830	-	-	11,336,830	37.7	86,972	0.8
B	1.0	1,956,338	181,360	286,966	2,424,664	8.1	44,721	1.8
C	3.0	1,736,037	161,527	174,038	2,071,602	7.0	122,377	5.9
D	10.0	474,168	126,851	283,289	884,308	2.9	211,408	23.9
E	30.0	246,991	70,734	154,058	471,783	1.6	151,584	32.1
F	50.0	50,305	64,496	138,144	252,945	0.8	133,144	52.6
G	70.0	30,807	45,057	116,165	192,029	0.6	136,388	71.0
H	100.0	118,588	127,343	398,545	644,476	2.1	644,476	100.0
Total		27,716,788	777,368	1,551,205	30,045,361	100.0	1,545,175
% of total risk							5.1%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On September 30, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$672,204 (June 30, 2004 - R$541,345) in Unibanco and R$851,893 (June 30, 2004 - R$726,365) in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

		Unibanco	Unibanco Consolidated

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2004	Nine-months ended September 30, 2004
Balance at the beginning of the period	892,665	987,750	1,545,175	1,548,643
Provision for credit losses	95,808	338,469	274,907	904,346
Balance of acquired company	-	-	-	144,949
Loan charge-offs	(161,306)	(499,052)	(389,934)	(1,167,790)
Balance at the end of the period	827,167	827,167	1,430,148	1,430,148

Loan recoveries (1)	26,109	91,548	75,867	211,762
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Assets - Other credits
Unsettled exchange purchases	2,531,405	2,409,005	2,622,296	2,567,504
Rights on foreign exchange sold	1,373,905	653,298	1,375,056	659,250
(-) Received advances	(318,493)	(101,163)	(318,493)	(101,448)
Income receivable from advances on exchange contracts	14,640	22,502	17,181	25,587
Total	3,601,457	2,983,642	3,696,040	3,150,893

Liabilities - Other liabilities
Unsettled exchange sales	1,370,536	663,550	1,371,601	669,521
Obligations for foreign exchange purchased	2,586,466	2,320,331	2,681,423	2,471,411
(-) Advances on exchange contracts	(1,316,543)	(1,812,012)	(1,409,469)	(1,960,324)
Other	(56,066)	(18,019)	(56,003)	(18,014)
Total	2,584,393	1,153,850	2,587,552	1,162,594

Off-balance sheet
Import credits outstanding	101,389	127,448	117,877	142,916
Confirmed export credits	15,165	15,398	16,551	16,375

(b) Statement of income

		Unibanco

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Income from foreign exchange transactions	422,847	1,585,453	601,385	3,277,492
Expenses from foreign exchange transactions	(388,233)	(1,417,144)	(503,074)	(3,148,093)
Net gain on foreign exchange transactions	34,614	168,309	98,311	129,399
Adjustments:
Income from foreign currency financing (1)	10,617	95,796	57,771	159,521
Income from foreign short-term investments (2)	218	13,400	1,718	4,663
Expenses from obligations with foreign bankers (3)	(10,406)	(195,173)	(127,229)	(178,642)
Adjusted total	429	(85,977)	(67,740)	(14,458)
Net gain on foreign exchange transactions adjusted	35,044	82,332	30,571	114,941

		Unibanco Consolidated

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Income from foreign exchange transactions	419,771	2,002,528	603,032	3,290,418
Expenses from foreign exchange transactions	(360,529)	(1,808,200)	(503,206)	(3,148,815)
Net gain on foreign exchange transactions	59,242	194,328	99,826	141,603
Adjustments:
Income from foreign currency financing (1)	29,220	128,822	57,771	159,521
Income from foreign short-term investments (2)	250	13,482	101	3,046
Expenses from obligations with foreign bankers (3)	(31,461)	(241,767)	(124,630)	(176,044)
Adjusted total	(1,991)	(99,463)	(66,758)	(13,477)
Net gain on foreign exchange transactions adjusted	57,251	94,865	33,068	128,126
____________________
Registered as follows:
(1)	“Lending operations”
(2)	“Revenue from marketable securities”
(3)	“Borrowings and onlendings”

7. Other Credits

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Sundry
Escrow deposits for civil and labor suits	1,031,690	998,504	2,038,212	1,934,233
Insurance premium	-	-	612,678	642,639
Prepaid taxes	214,176	201,146	591,502	527,269
Notes and credits receivable	322,439	176,779	324,853	220,584
Government retirement benefit advances	229,599	240,247	229,599	240,247
Receivables from purchase of assets	51,250	57,691	142,882	158,529
Receivables from credit card operations	-	-	117,105	122,046
Salary advances and other	27,582	40,376	58,022	39,388
Accounts receivable from subsidiaries	22,201	15,953	-	-
Other	684,595	575,746	1,590,583	1,328,599
Total	2,583,532	2,306,442	5,705,436	5,213,534
Current	749,879	512,339	2,419,408	2,066,110
Long-term	1,833,653	1,794,103	3,286,028	3,147,424

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	September 30, 2004		June 30, 2004

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	3,175,845	9,078,471	2,835,082	8,810,018
Long-term assets	1,334,705	3,815,388	1,670,173	5,190,062
Permanent assets	103	294	73	228
Total assets	4,510,653	12,894,153	4,505,328	14,000,308

Current liabilities	2,618,801	7,486,105	2,631,307	8,176,786
Long-term liabilities	1,574,822	4,501,786	1,620,278	5,035,014
Deferred income	543	1,552	810	2,517
Branch equity	316,487	904,710	252,933	785,991
Total liabilities	4,510,653	12,894,153	4,505,328	14,000,308

	Quarter ended September 30,		Nine-months ended September 30,

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period (2004)	61,671	176,293	142,330	406,864
Net income for the period (2003)	30,162	88,175	170,059	497,151

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$129,865 (nine-months ended September 30, 2004 – R$4,980) in Unibanco and R$105,422 (nine-months ended September 30, 2004 – R$271) in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)			Adjusted net income (loss)		Equity in results adjustments		Investments value
					Adjusted stockholders equity
	Common	Preferred	Unibanco	Unibanco Consolidated		Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	September 30, 2004	June 30, 2004
Investments of Unibanco

Subsidiary companies
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,329,079	70,226	207,986	34,617	103,254	660,647	643,224
Unicard Banco Múltiplo S.A. (1)	117,629,258	101,832,650	100.000	100.000	985,343	35,343	79,693	40,162	95,363	844,554	803,964
Unipart Participações Internacionais Ltd.	1,302	-	100.000	100.000	984,489	52,739	62,019	52,430	60,430	984,489	1,011,302
Banco Fininvest S.A. (2)	4	1	99.920	99.920	525,823	44,741	135,897	45,194	135,787	525,400	480,269
Unibanco Companhia de Capitalização (7)	4,194	-	99.992	99.992	367,998	20,327	65,267	20,324	42,061	367,967	356,487
Unibanco Empreendimentos e Participações Ltda. (7)	201,112	-	47.797	100.000	223,479	834	13,560	399	5,447	106,816	106,418
Banco Dibens S.A.	4,518,078	-	51.001	51.001	217,315	2,878	6,716	2,869	8,155	107,561	101,556
Banco BNL do Brasil S.A. (4)	2,769,089	2,769,390	99.980	99.980	172,135	31,972	79,058	31,973	79,043	160,156	140,114
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	99.999	153,713	5,831	38,909	5,831	38,909	153,711	147,881
Unibanco Empreendimentos Ltda. (7)	150,489	-	16.126	100.000	123,601	667	1,805	108	163	19,931	19,826
Tulipa Administração e Participações S.A. (11)	24,679	49,359	99.999	99.999	107,219	10,568	10,568	10,558	10,560	107,215	131
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	99.999	100.000	83,635	(721)	1,092	(721)	2,596	83,635	84,326
Interbanco S.A.	19,000	-	99.996	99.999	74,970	4,860	13,942	688	10,939	74,967	75,940
BWU Comércio e Entretenimento Ltda. (12)	67,562	-	59.792	59.792	64,539	5,738	5,738	(1,369)	(1,362)	38,589	227
Banco1.net S.A. (13)	45,745	5,940	99.999	99.999	51,680	1,424	1,245	1,387	606	51,680	33,538
Unibanco Asset Management –Banco de Investimento S.A. (5)	1,468	1,468	99.999	99.999	28,138	4,611	15,267	4,611	15,291	28,138	23,527
Unibanco Serviços de Investimento Ltda. (5)	100	-	99.999	100.000	5,825	7,372	22,525	7,370	17,643	5,825	8,256
Estrel Participações S.A. (3) and (7)	-	-	-	-	-	-	8,803	-	8,345	-	144,674
BWU Representação e Participações Ltda. (7) and (12)	-	-	-	-	-	2,173	5,331	1,304	2,417	-	40,414
Unibanco Representação e Participações Ltda. (7)	-	-	-	-	-	-	-	-	19,167	-	-
Others								15,739	23,490	240,972	232,307
Jointly controlled companies(i)
Banco Investcred Unibanco S.A. (3)	95	-	49.997	49.997	183,321	35,218	35,218	5,965	9,213	91,654	-
Serasa S.A.	364	349	19.045	19.120	158,114	16,961	50,490	3,214	5,222	30,114	28,127
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	132,510	1,344	10,419	242	753	25,244	25,002
Cibrasec – Companhia Brasileira de Securitização	8	-	12.499	12.499	55,279	2,400	6,757	300	845	6,910	6,769
Redecard S.A. (8)	200	400	31.943	31.943	50,902	34,340	94,448	10,969	26,566	16,259	15,690
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	33,412	1,272	5,139	317	665	8,353	8,036
Companhia Hipotecária Unibanco – Rodobens (6)	3,250	-	50.000	50.000	4,024	(153)	(56)	(76)	(41)	2,012	2,088
Credicard S.A.- Administradora de Cartões de Crédito (11)	-	-	-	-	-	-	-	8,695	52,535	-	94,175
Others								2,580	319	14,233	12,389
Total								305,680	774,381	4,757,032	4,646,657

	Number of shares or quotas (in thousands)		Percentage holding (%)		Adjusted net income (loss)		Equity in results adjustments		Investments value
				Adjusted stockholders equity
	Common	Preferred	Unibanco Consolidated		Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	September 30, 2004	June 30, 2004
Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	49.999	87,289	4,228	8,630	2,114	4,315	43,643	41,573
Others							875	3,653	10,159	7,648
Total							2,989	7,968	53,802	49,221
					Adjusted net income (loss)

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders equity	Quarter ended September 30, 2004	Nine-months ended September 30, 2004

Main direct, indirect and jointly controlled subsidiary companies invested by:	Common	Preferred	Unibanco Consolidated
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	384,405	8,741	22,217
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	191,015	1,532	10,488
Unibanco Securities Ltd.	17,770	-	100.000	48,649	(63)	(11,031)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,003	6,224	26,316
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (14)	32,074	-	99.977	235,263	16,126	37,934
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	45,453	3,838	7,728
Banco Fininvest S.A.
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	28,700	100.000	14,507	(97)	4,403
Conabinu Participações Ltda. e Unipart Participações Internacionais Ltd.
Hipercard Administradora de Cartões de Crédito Ltda. (10)	7	-	100.000	196,502	35,853	55,853
Bib Cash Management Ltda.
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (9)	17,333	-	33.333	184,925	14,937	27,375
Tulipa Administração e Participações S.A.
Credicard S.A. – Administradora de Cartões de Crédito (11)	12,938	-	33.333	287,113	57,762	189,282
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2)	In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$50 million, resulting in a goodwill of R$39 million to be amortized in accordance with expected period of benefit.

(3)	During the third quarter of 2004, the shareholders approved in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A.

(4)	Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units representing 1.43% of Unibanco's capital. On September 29, 2004, the Central Bank approved the transaction. BNL do Brasil had a credit portfolio of R$698.5 million, in addition a credit card and a consumer credit portfolio that included 107 thousand clients and 96 thousand cards issued.
The transaction also included the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities to Italian companies in Brazil.

(5)	On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(6)	On March 8, 2004, through the Private Instrument of Change in the Articles of Association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Those changes were approved by the Central Bank on September 14, 2004.

(7)

On April 30, 2004, was approved in the extraordinary shareholder’s meeting held, the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(8)	During the first quarter of 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(9)	On April 30, 2004, Unibanco increased the capital of its subsidiary indirect Bib Cash Management Ltda., by transferring 17.333.333 common shares of Orbitall Serviços e Processamento Ltda. at their book value of R$57,829 at March 31, 2004.

(10)	On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. (controlled by Unicard Banco Múltiplo S.A.) and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$359 million to be amortized in accordance with the expected period of benefit.

(11)	The Extraordinary shareholder’s meeting held on August 31, 2004, approved the capital increase of Tulipa Administração e Participações S.A. in the amount of R$96,525, through the transfer of the interest in Credicard S.A. Administradora de Cartões de Crédito.

(12)	Through the Private Instrument of Change and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. of August 3, 2004, it was approved the merge of BWU Representação e Participações Ltda.

(13)	During the third quarter, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity.

(14)	Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participações Ltda. and Unibanco AIG Previdência S.A., respectively, into Unibanco AIG Vida e Previdência S.A.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

	September 30, 2004	June 30, 2004	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Bandeirantes	793,835	809,674	15,839	47,516	12,129	36,387
Fininvest	329,287	335,825	6,538	19,614	4,665	13,995
Hipercard (Note 9a (10))	359,409	288,415	9,477	17,394	-	-
Other	212,402	199,598	7,100	17,783	3,005	9,175
Total	1,694,933	1,633,512	38,954	102,307	19,799	59,557

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.94% (June 30, 2004 – 14.87%) per annum, and are payable up to October 24, 2005.

(b) Euronotes

		Unibanco		Unibanco Consolidated

Maturity	Currency	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Less than 3 months	US$	306,676	55,326	592,771	54,929
	EUR	48,460	79,379	48,460	79,379
		355,136	134,705	641,231	134,308

From 3 to 12 months	US$	703,162	716,404	675,935	988,182
	EUR	76,657	121,334	76,657	121,334
		779,819	837,738	752,592	1,109,516

From 1 to 3 years	US$	12,198	309,383	20,651	304,377
	EUR	12,769	8,912	12,769	8,912
		24,967	318,295	33,420	313,289

From 3 to 5 years	US$	156,745	23,436	156,745	32,625

From 5 to 15 years	US$	85,014	91,731	85,014	91,731

Total		1,401,681	1,405,905	1,669,002	1,681,469

The average interest rate as of September 30, 2004 was 3.48% (June 30, 2004 – 3.33%) per annum in Unibanco and 4.75% (June 30, 2004 – 4.69%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$48,042 (June 30, 2004 - R$42,019) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 8.84% (June 30, 2004 – 9.80%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.53% (June 30, 2004 – 4.53%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels. Provisions recorded and respective changes in the period were as follows:

	Unibanco		Unibanco Consolidated

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2004	Nine-months ended September 30, 2004
Balance at the beginning of the period	1,022,156	867,445	2,102,594	1,812,161
Balance of acquired company/incorporated	-	16,450	-	90,843
Provision charged	137,279	354,626	218,796	553,713
Payments	(131,099)	(210,185)	(180,680)	(316,007)
Balance at the end of the period	1,028,336	1,028,336	2,140,710	2,140,710

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$251,203 (June 30, 2004 - R$200,565) in Unibanco and R$881,020 (June 30, 2004 - R$799,313) in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$495,403 (June 30, 2004 - R$533,156) in Unibanco and R$754,297 (June 30, 2004 - R$803,622) in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$281,730 (June 30, 2004 - R$288,435) in Unibanco and R$505,393 (June 30, 2004 - R$499,659) in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

				Unibanco		Unibanco Consoliadated

	Issue	Maturity	Remuneration per annum	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	586,052	625,713	583,699	618,845
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	581,223	620,403	576,704	625,713
Step-up subordinated
callable notes (3)	April 2001	April 2006	2.45%	-	-	87,073	93,733
Subordinated time deposits (4)	December 2002	December 2012	102% of CDI (5)	353,087	339,659	353,087	339,659
Total				1,520,362	1,585,775	1,600,563	1,677,950
____________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to its final maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	Subordinated time deposits can be redeemed from December 2007.
(5)	The Brazilian interbank interest rate.

(b) Sundry

		Unibanco	Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Sale of rights of receipt of future flow of payment orders abroad (1)	2,838,383	3,191,465	2,838,383	3,191,465
Payable to merchants - credit card	-	-	2,462,457	2,352,349
Provision for labor and civil litigation	777,133	821,591	1,259,690	1,303,281
Provisions for payroll and administrative expenses	447,065	163,423	481,119	426,279
Payable related to insurance companies	-	-	335,910	385,454
Payable for official agreement	234,850	243,036	234,850	243,036
Debt assumption contracts	83,375	111,570	-	-
Amounts payable to associated company	5,607	6,208	-	-
Other	117,048	253,068	309,054	239,427
Total	4,503,461	4,790,361	7,921,463	8,141,291
Short-term	1,137,012	1,079,862	4,053,521	3,912,701
Long-term	3,366,449	3,710,499	3,867,942	4,228,590
____________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of Y$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Up to September 30, 2004, Unibanco’s employees could opt for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended September 30, 2004, the company sponsor contributions totaled R$5,858 (nine-months ended September 30, 2004 - R$7,257) in Unibanco and R$7,709 (nine-months ended September 30, 2004 - R$11,078) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On September 30, 2004, the total amount of stock options granted and not exercised was 11,442,620 Units. The stock options have an exercise period between January 21, 2005 and August 4, 2013 and an average price of R$9.70 per option.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	September 30, 2004		June 30, 2004

	Outstanding shares	Treasury stocks	Total	Total
Common	755,658,168	-	755,658,168	75,565,816,851
Preferred	640,456,052	12,744,112	653,200,164	65,320,016,467
Total	1,396,114,220	12,744,112	1,408,858,332	140,885,833,318

On April 30, 2004, the Extraordinary Shareholders Meeting approved the capital increase to R$5,000,000 through transfer from retained earnings, approved by the Brazilian Central Bank on June 16, 2004.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 (June 30, 2004 – 500) Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

The changes in the Unibanco and Unibanco Holdings Articles of Associations’ to reflect the new number of shares will be subject to approval in the next Shareholders Meeting.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the quarter, R$135,500 of interest on own capital was accrued, generating a tax benefit in the amount of R$46,070. The amount will be considered in the mandatory dividend, net of income tax withheld at source.

On July 23, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$240,009, being R$1.6562 (R$1.4078 net of applicable tax) per 1,000 common shares and R$1.8218 (R$1.5485 net of applicable tax) per 1,000 preferred shares outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$81,603. The payment of the interest on capital was made from August 2, 2004 and represents, net of applicable tax, 37.0% of net income for the period after recognition of legal reserve.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the last buy-back program, betweem February and May of 2003, the following were acquired: 228,000,000 preferred shares issued by Unibanco, 167,225,000 Units and 372,900 GDRs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDR and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares as treasury stock at an average price of R$46.16 per thousand shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 9, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units (equivalent to 10 million Units considering the reverse stock split) for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and the transaction was approved by the Brazilian Central Bank on September 29, 2004.

(e) Statutory reserves

The balance is summarized as follows:

	September 30, 2004	June 30, 2004
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions up to a limit of 20% of capital stock	86,239	86,239

ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions up to a limit of 80% of capital stock	2,177,455	2,177,455

Total	2,263,694	2,263,694

(f) Changes in stockholders’ equity

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004
Balance at the beginning of the period	7,704,389	7,155,896
Treasury stocks exchange	-	80,700
Prior year adjustments	(14)	2,178
Revaluation reserve of subsidiary companies	(129)	1,687
Price-level restatement of membership certificates	-	212
Fair value adjustments - marketable securities and derivatives	36,750	159,571
Net income for the period	326,958	907,719
Interest on own capital proposed	(135,500)	(375,509)
Balance at the end of the period	7,932,454	7,932,454

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to September 30, 2004, 443,008 thousand preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 32.3% as of September 30, 2004, compared to the June 30, 2004, and the corresponding Unit value increase by 15.0%.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Monetary correction of income receivable	20,369	39,771	5,701	49,893
Exchange gain on other liabilities	14,872	5,992	-	-
Dividends received from other investments	9,858	22,313	8,225	19,311
Monetary correction of prepaid taxes	1,526	4,829	3,968	19,779
Monetary correction of restricted escrow deposits	1,190	7,819	1,029	2,575
Reversal of provision for litigations	-	-	-	17,782
Other	5,504	19,534	6,530	109,381
Total	53,319	100,258	25,453	218,721

	Unibanco Consolidated

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Dividends received from other investments	39,997	105,266	27,365	101,578
Monetary correction of income receivable	24,996	59,990	39,428	84,510
Exchange gain on other liabilities	16,745	7,865	-	-
Monetary correction of restricted escrow deposits	1,607	10,173	1,052	3,103
Monetary correction of prepaid taxes	1,526	4,829	3,968	19,779
Reversal of provision for litigations	-	-	-	17,782
Other	6,859	44,430	24,924	131,773
Total	91,730	232,553	96,737	358,525

(b) Other operating expenses

	Unibanco

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Exchange rate losses on branches and subsidiaries abroad	129,865	4,980	(38,381)	582,011
Provision for employees and civil litigations	74,774	225,517	67,810	181,189
Amortization of goodwill on acquired companies	29,279	86,313	23,402	65,547
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	24,247	84,641	19,303	40,414
Expense related to checks and billing, net	18,865	61,874	21,327	61,309
Other	27,765	109,277	29,146	72,004
Total	304,795	572,602	122,607	1,002,474

	Unibanco Consolidated

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Provision for employees and civil litigations	116,414	334,307	103,289	258,503
Exchange rate losses on branches and
subsidiaries abroad	105,422	271	(38,934)	603,004
Amortization of goodwill on acquired companies	38,954	102,307	19,799	59,557
Insurance expenses	27,809	94,201	17,720	98,546
Expenses related to the sale of rights of receipt
of future flow of payment order (Note 13 (b))	24,247	84,641	19,303	40,414
Expense related to checks and billing, net	20,107	70,374	21,631	62,997
Other	75,118	201,884	45,280	171,295
Total	408,071	887,985	188,088	1,294,316

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco

	June 30, 2004	Constitution	Realization	September 30, 2004
Allowance for credit losses	349,786	59,115	111,693	297,208
Other provisions not currently deductible	389,035	82,696	57,983	413,748
Tax loss and negative basis of social contribution
carry-forwards	292,235	-	35,858	256,377

Social contribution carry-forwards (Provisional Measure 2158-35)	284,566	-	-	284,566
Subtotal	1,315,622	141,811	205,534	1,251,899
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	46,795	-	17,568	29,227
Net deferred tax assets	1,362,417	141,811	223,102	1,281,126
Total assets	1,362,417			1,281,126

	Unibanco

	December 31, 2003	Constitution	Realization	Balance of acquired companies	September 30, 2004
Allowance for credit losses	388,980	235,864	327,636	-	297,208
Other provisions not currently deductible	300,335	224,798	120,194	8,809	413,748
Tax loss and negative basis of social
contribution carry-forwards	256,993	-	616	-	256,377
Social contribution carry-forwards
(Provisional Measure 2158-35)	284,625	-	59	-	284,566
Subtotal	1,230,933	460,662	448,505	8,809	1,251,899
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	78,986	-	49,759	-	29,227
Net deferred tax assets	1,309,919	460,662	498,264	8,809	1,281,126
Total assets	1,309,919				1,281,126

	Unibanco Consolidated

	June 30, 2004	Constitution	Realization	Balance of acquired companies	September 30, 2004
Allowance for credit losses	542,718	91,326	149,650	3,549	487,943
Other provisions not currently deductible	900,790	114,649	95,527	(22,826)	897,086
Tax loss and negative basis of social
contribution carry-forwards	815,852	-	25,944	(62,246)	727,662
Social contribution carry-forwards
(Provisional Measure 2158-35)	488,747	-	96	-	488,651
Subtotal	2,748,107	205,975	271,217	(81,523)	2,601,342
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	53,135	-	21,539	-	31,596
Deferred tax obligations	(31,072)		(456)		(30,616)
Net deferred tax assets	2,770,170	205,975	292,300	(81,523)	2,602,322
Total assets	2,801,242				2,632,938
Total liabilities	31,072				30,616

	Unibanco Consolidated

	December 31, 2003	Constitution	Realization	Balance of acquired companies	September 30, 2004
Allowance for credit losses	545,438	328,883	431,674	45,296	487,943
Other provisions not currently deductible	632,163	325,617	223,256	162,562	897,086
Tax loss and negative basis of social
contribution carry-forwards	704,308	46,588	32,800	9,566	727,662
Social contribution carry-forwards
(Provisional Measure 2158-35)	492,453	-	3,802	-	488,651
Subtotal	2,374,362	701,088	691,532	217,424	2,601,342
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	92,236	1,984	62,624	-	31,596
Deferred tax obligations	(26,031)	(7,961)	(3,376)	-	(30,616)
Net deferred tax assets	2,440,567	695,111	750,780	217,424	2,602,322
Total assets	2,466,598				2,632,938
Total liabilities	26,031				30,616

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated

	September 30, 2004

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2004	-	34,711	34,711	9,105	196,170	205,275
2005	16,958	353,114	370,072	33,081	682,357	715,438
2006	16,064	462,443	478,507	36,230	706,948	743,178
2007	25,693	117,065	142,758	49,003	289,438	338,441
2008	41,634	-	41,634	67,395	111,696	179,091
2009 to 2013	184,217	-	184,217	293,837	71,622	365,459
2014 to 2017	-	-	-	-	54,460	54,460
Total	284,566	967,333	1,251,899	488,651	2,112,691	2,601,342

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,087,769 in Unibanco and R$2,100,703 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Income before income tax and social contribution, net of profit sharing	390,681	896,006	224,641	1,021,386
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(132,832)	(304,642)	(76,378)	(347,271)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange
rate variation on subsidiaries abroad	39,231	241,050	93,691	15,893
Interest on own capital paid or (received), net	36,255	105,775	42,415	90,336
Permanent differences (net)	(6,377)	(30,470)	(14,260)	(19,423)
Income tax and social contribution for the
period	(63,723)	11,713	45,468	(260,465)

	Unibanco Consolidated

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Income before income tax and social
contribution, net of profit sharing	505,017	1,257,010	362,100	1,299,881
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(171,706)	(427,383)	(123,114)	(441,959)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange
rate variation on subsidiaries abroad	(34,828)	2,617	11,770	(204,836)
Interest on own capital paid or (received), net	52,603	143,929	46,754	130,688
Deferred tax credits of prior periods	9,017	24,251	13,737	66,230
Permanent differences (net)	4,405	18,693	(5,106)	22,774
Income tax and social contribution for the
period	(140,509)	(237,893)	(55,959)	(427,103)

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Co-obligation and risks for guarantees provided	3,597,924	3,494,876	3,671,799	3,269,449
Assets under management (mainly mutual
investment funds)	27,833,633	26,787,727	32,653,669	30,502,856
Lease commitments	64,141	8,719	64,141	8,719

19. Related-Party Transactions (Unibanco)

	September 30, 2004	June 30, 2004
Assets
Cash and due from banks	122	133
Interbank investments	4,734,861	2,592,273
Marketable securities and derivative financial instruments	676,902	842,620
Interbank accounts	625	891
Lending operations	301,122	235,921
Other credits
Income receivable
Dividends and interest on capital	194,847	200,817
Negotiation and intermediation of securities	-	206,054
Sundry	10,248	9,903

Liabilities
Deposits	1,977,314	1,542,171
Securities sold under repurchase agreements	152,306	449,274
Resources from securities issued
Securities abroad	41,772	52,308
Interbank accounts	17,697	16,306
Borrowings	205,174	162,366
Derivative financial instruments	135,035	85,819
Other liabilities
Social and statutory	217,512	217,512
Negotiation and intermediation of securities	342	197
Subordinated debt	6,871	1,559
Sundry	86,630	115,934

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Revenues
Lending operations	1,659	5,107	7,154	24,797
Marketable securities	133,485	341,711	176,740	536,553
Derivative financial instruments	58,536	14,933	8,008	305,112
Services rendered	41,220	132,911	34,475	99,200
Other operating income	1,674	5,352	1,724	1,724
Expenses
Deposits and securities sold	72,426	167,714	116,196	303,192
Foreign exchange transactions	-	-	942	11,843
Borrowings and onlendings	1,383	4,038	27	27
Other administrative expenses	8,083	27,700	11,047	31,822
Other operating expenses	490	2,017	729	2,191

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions undertaken made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the business units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco

	September 30, 2004		June 30, 2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	7,587,865	7,604,712	5,833,785	5,834,572
Marketable securities	9,621,088	9,857,653	11,502,080	11,546,250
Lending operations	19,344,481	19,373,050	18,718,574	18,785,079
Derivatives, net	338,061	338,061	87,204	87,204

Liabilities
Interbank deposits	1,736,834	1,741,970	579,650	581,074
Time deposits	21,621,118	21,626,463	18,802,989	18,808,982
Mortgage notes	506,294	507,964	617,976	622,522
Resources from securities issued abroad	1,449,723	1,441,614	1,447,924	1,452,654
Subordinated debt	1,520,362	1,562,653	1,585,775	1,556,306
Other liabilities (Note 13 (b))	2,838,383	2,385,349	3,191,465	2,753,178
Treasury stocks	(51,423)	(87,106)	(51,423)	(76,987)

	Unibanco Consolidated

	September 30, 2004		June 30, 2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,287,809	3,287,809	3,550,030	3,550,818
Marketable securities	17,260,055	17,542,973	18,603,586	18,706,867
Lending operations	26,233,525	26,234,298	25,096,496	25,153,348
Derivatives, net	250,630	250,630	93,193	93,193

Liabilities
Interbank deposits	149,518	149,866	193,783	194,078
Time deposits	22,394,815	22,400,160	20,210,071	20,216,313
Mortgage notes	524,004	525,673	633,538	638,083
Resources from securities issued abroad	1,717,043	1,711,648	1,723,488	1,733,899
Subordinated debt	1,600,563	1,642,685	1,677,950	1,648,770
Other liabilities (Note 13 (b))	2,838,383	2,385,349	3,191,465	2,753,178
Treasury stocks	(51,423)	(87,106)	(51,423)	(76,987)

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	September 30, 2004		June 30, 2004

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	(9,000,512)	(9,000,512)	888,630	888,630
Currencies	(1,602,130)	(1,602,130)	(557,340)	(557,340)
Interbank interest rate	(8,108,116)	(8,108,116)	1,066,355	1,066,355
Exchange coupon	689,390	689,390	374,448	374,448
Index	20,344	20,344	5,167	5,167
Forward contracts	81,353	81,662	109,522	105,576
Currencies	2,291	1,606	25,549	21,587
Fixed interest rate	79,062	80,056	83,973	83,989
Swap contracts	327,518	306,181	86,237	69,946
Currencies	(3,687,863)	(3,683,458)	(3,624,240)	(3,614,634)
Interbank interest rate	1,101,519	1,104,542	1,326,199	1,324,653
Fixed interest rate	1,327,617	1,328,912	837,128	840,010
Other	1,586,245	1,556,185	1,547,150	1,519,917
Swap contracts with daily reset	262,531	262,531	796,937	796,937
Currencies	262,531	262,531	796,937	796,937
Third curve swap contracts	5,778	5,856	-	-
Currencies	5,778	5,856	-	-
Option contracts
Purchased option	400	818	-	-
Purchase	150	134	-	-
Currencies	150	134	-	-
Sale	250	684	-	-
Currencies	250	684	-	-
Sale option	21,438	12,946	-	-
Purchase	19,389	9,813	-	-
Currencies	18,386	8,818	-	-
Brazilian sovereign bonds	1,003	995	-	-
Sale	2,049	3,133	-	-
Currencies	1,265	2,811	-	-
Brazilian sovereign bonds	784	322	-	-

	Unibanco Consolidated

	September 30, 2004		June 30, 2004

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	(7,616,207)	(7,616,207)	2,162,253	2,162,253
Currencies	(1,604,274)	(1,604,274)	(531,031)	(531,031)
Interbank interest rate	(6,650,315)	(6,650,315)	-	-
Interest rate (3)	-	-	2,479,979	2,479,979
Exchange coupon	618,038	618,038	210,076	210,076
Index	20,344	20,344	3,229	3,229
Forward contracts	79,947	80,153	108,699	104,753
Currencies	39,453	38,767	86,146	82,183
Fixed interest rate	40,494	41,386	22,553	22,570
Swap contracts	239,757	220,258	94,231	76,911
Currencies	(2,899,555)	(2,892,080)	(2,897,289)	(2,887,642)
Interbank interest rate	1,311,568	1,313,659	1,578,547	1,575,990
Fixed interest rate	241,520	242,583	(134,109)	(131,221)
Other	1,586,224	1,556,096	1,547,082	1,519,784
Swap contracts with daily reset	374,942	374,942	919,101	919,101
Currencies	374,942	374,942	919,101	919,101
Third curve swap contracts	5,778	5,856	-	-
Currencies	5,778	5,856	-	-
Option contracts
Purchased option	400	818	39	39
Purchase	150	134	-	-
Currencies	150	134	-	-
Sale	250	684	39	39
Currencies	250	684	-	-
United States of America treasury bills	-	-	39	39
Sale option	21,438	12,946	78	192
Purchase	19,389	9,813	78	192
Currencies	18,386	8,818	-	-
United States of America treasury bills	-	-	78	192
Brazilian sovereign bonds	1,003	995	-	-
Sale	2,049	3,133	-	-
Currencies	1,265	2,811	-	-
Brazilian sovereign bonds	784	322	-	-
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.
(3)	Refers, primarily, Interbank Interest Rate.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$118,672 (June 30, 2004 - R$30,733) due to purchase commitments and R$878,851 (June 30, 2004 - R$30,985) due to sale commitments.

On September 30, 2004, there were future transactions of R$3,026,449 (June 30, 2004 - R$1,929,415) in Unibanco and R$4,296,475 (June 30, 2004 - R$3,225,210) in Unibanco Consolidated and swap contracts in the amount of R$1,610,230 (June 30, 2004 - R$1,543,484) in Unibanco and R$2,109,967 (June 30, 2004 - R$1,975,789) in Unibanco Consolidated and forward contracts in the amount of R$842,572 on June 30, 2004 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the quarter, in the amount of R$2,032 (June 30, 2004 - R$39,206) in Unibanco and R$5,035 (June 30, 2004 - R$48,218) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

On September 30, 2004, there were swap contracts in the amount of R$41,926 (June 30, 2004 - R$40,360) in Unibanco and Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$362 (June 30, 2004 - R$394), recorded as a debit in the income of the quarter and as a charge under Marketable Securities. The hedges as of September 30, 2004, were in accordance with the standards established by Brazilian Central Bank.

On September 30, 2004, there were swap contracts in the amount of R$355,287 (June 30, 2004 - R$452,027) in Unibanco and Unibanco Consolidated accounted for as hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence are not recorded at fair value. The hedges as of September 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Unibanco

	September 30, 2004			June 30, 2004

Exposure at fair value	BM&F	CETIP/Over the counter	Total	BM&F	CETIP/Over the counter	Total
Future contracts	(9,000,512)	-	(9,000,512)	888,630	-	888,630
Forward contracts	-	81,662	81,662	-	105,576	105,576
Swap contracts	(231,069)	537,250	306,181	(228,520)	298,466	69,946
Swap contracts with daily reset	262,531	-	262,531	796,937	-	796,937
Third curve swap contracts	-	5,856	5,856	-	-	-
Option contracts
Purchased option	818	-	818	-	-	-
Sale option	11,629	1,317	12,946	-	-	-

	Unibanco Consolidated

	September 30, 2004			June 30, 2004

Exposure at fair value	BM&F	CETIP/Over the counter	Total	BM&F	CETIP/Over the counter	Total
Future contracts	(7,616,207)	-	(7,616,207)	2,162,253	-	2,162,253
Forward contracts	47	80,106	80,153	-	104,753	104,753
Swap contracts	(240,042)	460,300	220,258	(230,467)	307,378	76,911
Swap contracts with daily reset	374,942	-	374,942	919,101	-	919,101
Third curve swap contracts	-	5,856	5,856	-	-	-
Option contracts
Purchased option	818	-	818	-	39	39
Sale option	11,629	1,317	12,946	-	192	192

The amounts pledged to guarantee BM&F transactions were R$353,562 (June 30, 2004 - R$382,343) in Unibanco and R$415,517 (June 30, 2004 - R$461,415) in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Assets
Less than 3 months	369,267	45,860	319,017	40,850
Between 3 months and 1 year	267,034	280,657	192,663	260,790
Between 1 and 3 years	64,232	49,381	58,334	49,480
More than 3 years	6,315	6,070	6,315	6,070
Total	706,848	381,968	576,329	357,190

Liabilities
Less than 3 months	150,649	33,823	153,235	17,695
Between 3 months and 1 year	129,819	183,925	92,766	170,727
Between 1 and 3 years	86,472	73,032	77,852	71,591
More than 3 years	1,847	3,984	1,847	3,984
Total	368,787	294,764	325,700	263,997

	Unibanco		Unibanco Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Assets
Forward contracts	40,288	19,594	57,520	18,771
Swap contracts	659,721	362,374	511,970	338,380
Third curve swap contracts	6,021	-	6,021	-
Option contracts – premiums paid	818	-	818	39
Total	706,848	381,968	576,329	357,190

Liabilities
Forward contracts	2,136	2,336	20,877	2,336
Swap contracts	353,540	292,428	291,712	261,469
Third curve swap contracts	165	-	165	-
Option contracts – premiums received	12,946	-	12,946	192
Total	368,787	294,764	325,700	263,997

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco

	September 30, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(20,536,711)	10,894,351	595,967	45,881	(9,000,512)
Forward contracts	(72,170)	(527,220)	88,764	592,288	81,662
Swap contracts	200,193	123,578	(22,176)	4,586	306,181
Swap contracts with daily reset	-	262,531	-	-	262,531
Third curve swap contracts	5,566	290	-	-	5,856
Option contracts
Purchased option	684	134	-	-	818
Sale option	3,466	9,480	-	-	12,946

	Unibanco

	June 30, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(354,951)	837,868	385,836	19,877	888,630
Forward contracts	(207,573)	(418,738)	62,140	669,747	105,576
Swap contracts	7,500	83,945	(23,585)	2,086	69,946
Swap contracts with daily reset	590,083	206,854	-	-	796,937

	Unibanco Consolidated

	September 30, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(20,285,528)	11,805,823	817,617	45,881	(7,616,207)
Forward contracts	(73,807)	(527,092)	88,764	592,288	80,153
Swap contracts	148,994	86,132	(19,454)	4,586	220,258
Swap contracts with daily reset	-	374,942	-	-	374,942
Third curve swap contracts	5,566	290	-	-	5,856
Option contracts
Purchased option	684	134	-	-	818
Sale option	3,466	9,480	-	-	12,946

	Unibanco Consolidated

	June 30, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(426,680)	1,792,493	776,563	19,877	2,162,253
Forward contracts	(208,396)	(418,738)	62,140	669,747	104,753
Swap contracts	19,594	77,276	(22,045)	2,086	76,911
Swap contracts with daily reset	590,083	284,032	44,986	-	919,101
Option contracts
Purchased option	39	-	-	-	39
Sale option	192	-	-	-	192

21. Statements of Cash Flows

		Unibanco

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004
Operating activities
Net income	326,958	907,719
Provision for credit losses	95,808	338,469
Deferred taxes	63,723	(12,216)
Reversal of foreclosed assets provision	(1,837)	(5,861)
Loss on sale of foreclosed assets and fixed assets	3,076	11,570
Amortization of goodwill on subsidiaries acquired	13,055	70,089
Equity in results of subsidiary and associated companies	(305,680)	(774,381)
Exchange gain on foreign investments	86,392	9,797
Depreciation and amortization	52,306	159,067
Changes in assets and liabilities
Decrease (increase) in interbank investments	(4,649,446)	(8,173,745)
Decrease (increase) in marketable securities and derivative financial instruments	1,598,690	224,637
Decrease (increase) in Central Bank compulsory deposits	(235,553)	(262,255)
Net change in interbank and interdepartmental accounts	(125,505)	(190,302)
Decrease (increase) in lending operations	(723,847)	(990,874)
Net change in foreign exchange portfolio	812,727	490,150
Decrease (increase) in other credits and other assets	(79,735)	(289,985)
Increase (decrease) in other liabilities	(507,341)	359,848
Increase (decrease) in deferred income	648	13,288
Net cash (used in) provided by operating activities	(3,575,561)	(8,114,985)

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	64,129	609,996
Proceeds from sale of foreclosed assets	4,495	26,172
Purchase/ increase of capital on investments in subsidiary and companies	(14,952)	(116,073)
Goodwill on subsidiaries companies	(76,097)	(53,002)
Proceeds from sale/decrease of capital in subsidiary and associated companies	58,348	347,443
Purchase of other investments	-	(12,027)
Proceeds from sale of other investments	-	5,528
Purchase of fixed assets	(15,889)	(63,744)
Proceeds from sale of fixed assets	751	13,088
Deferred charges	(18,561)	(67,737)
Net cash (used in) provided by investing activities	2,224	689,644

Financing activities
Increase (decrease) in deposits	3,999,311	5,960,911
Increase (decrease) in securities sold under repurchase agreements	825,317	4,105,676
Increase (decrease) in resources from securities issued	(109,883)	(1,259,090)
Increase (decrease) in borrowings and onlendings	(1,083,983)	(1,118,091)
Dividends paid	-	(240,009)
Net cash (used in) provided by financing activities	3,630,762	7,449,397

Net increase (decrease) in cash and due from banks	57,425	24,056

Cash and due from banks at the beginning of the period	814,854	848,223
Cash and due from banks at the end of the period	872,279	872,279
Net increase (decrease) in cash and due from banks	57,425	24,056

	Unibanco Consolidated

	Quarter ended September 30, 2004	Nine-months ended September 30, 2004

Operating activities
Net income	326,958	907,719
Provision for credit losses	274,907	904,346
Technical provisions for insurance, annuity products and retirement plans	272,213	875,643
Deferred taxes	64,818	(13,687)
Reversal of foreclosed assets provision	(1,261)	1,698
Loss (gain) on sale of foreclosed assets and fixed assets	2,976	(2,707)
Amortization of goodwill on subsidiaries acquired	38,954	102,307
Equity in results of subsidiary and associated companies	(2,989)	(7,968)
Reversal of loss on sale of investments provision	1,273	2,433
Depreciation and amortization	92,209	283,979
Minority interest	37,550	111,398
Changes in assets and liabilities
Decrease (increase)in interbank investments	(2,467,860)	(5,596,086)
Decrease (increase) in marketable securities and derivative financial instruments	1,165,582	(2,151,724)
Decrease (increase) in Central Bank compulsory deposits	(262,091)	(295,235)
Net change in interbank and interdepartmental accounts	(138,176)	(167,174)
Decrease (increase) in lending operations	(1,450,296)	(3,707,136)
Decrease (increase) in leasing operations	(38,175)	(100,513)
Net change in foreign exchange portfolio	879,811	401,175
Decrease (increase) in other credits and other assets	(421,510)	(917,081)
Increase (decrease) in other liabilities	(433,737)	1,961,614
Increase (decrease) in deferred income	7,809	24,004
Net cash (used in) provided by operating activities	(2,051,035)	(7,382,995)

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	-	650
Proceeds from sale of foreclosed assets	19,817	91,663
Purchase/ increase of capital on investments in subsidiary and associated companies	(1,592)	(3,463)
Goodwill on acquisition of subsidiary companies	(100,375)	(439,214)
Purchase of other investments	(25,753)	(39,009)
Sale of other investments	24,105	24,105
Purchase of fixed assets	(40,635)	(164,496)
Proceeds from sale of fixed assets	7,468	78,187
Deferred charges	(44,605)	(184,859)
Minority interest	(32,971)	(172,420)
Net cash (used in) provided by investing activities	(194,541)	(808,856)

Financing activities
Increase (decrease) in deposits	2,715,690	6,687,438
Increase (decrease) in securities sold under repurchase agreements	1,110,906	4,080,680
Increase (decrease) in resources from securities issued	(115,979)	(1,224,206)
Increase (decrease) in borrowings and onlendings	(1,177,980)	(869,315)
Dividends paid	-	(240,009)
Net cash (used in) provided by financing activities	2,532,637	8,434,588

Net increase (decrease) in cash and due from banks	287,061	242,737

Cash and due from banks at the beginning of the period	1,038,977	1,083,301
Cash and due from banks at the end of the period	1,326,038	1,326,038
Net increase (decrease) in cash and due from banks	287,061	242,737

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	September 30, 2004	June 30, 2004
Assets
Current and long-term assets	13,136,092	13,984,871
Cash and due from banks	467,047	248,443
Interbank investments	2,861,942	3,042,443
Marketable securities	6,499,296	7,271,965
Interbank accounts	283,882	253,938
Lending and leasing operations	2,682,459	2,896,050
Other credits and other assets	341,466	272,032
Permanent assets	362,136	366,182
Total	13,498,228	14,351,053

Liabilities
Current and long-term liabilities	11,502,220	12,444,192
Deposits	2,639,742	2,962,491
Securities sold under repurchase agreements	1,513,392	1,432,071
Resources from securities issued	1,365,403	1,359,779
Interbank accounts	38,101	35,141
Borrowings and onlendings	1,544,972	1,832,032
Derivative financial instruments	21,765	6,370
Other liabilities	4,378,845	4,816,308
Deferred income	9,863	10,143
Minority interest	5	5
Stockholders’ equity	1,986,140	1,896,713
Total	13,498,228	14,351,053

Combined statement of income	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Revenue from financial intermediation	319,686	770,947	311,169	1,075,475
Expenses on financial intermediation	(72,597)	(217,402)	(107,091)	(302,511)
Provision for lending, leasing and other credits
losses	9,792	25,617	(48,074)	(108,147)
Services rendered	54,449	54,449	-	-
Salaries, benefits, training and social security
and other administrative expenses	(21,193)	(67,636)	(18,550)	(51,679)
Other operating income (expenses)	(34,676)	(80,330)	(9,292)	(15,957)
Non-operating income, net	(304)	(645)	45	(497)
Profit sharing	-	-	-	(12)
Net income for the period	255,157	485,000	128,207	596,672

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Unibanco AIG Vida e Previdência S.A.:

Combined balance sheet	September 30, 2004	June 30, 2004
Assets
Current and long-term assets	6,973,403	6,680,168
Cash and due from banks	48,481	27,292
Marketable securities	5,896,384	5,646,135
Insurance credits and re-insurance	587,896	619,046
Other credits and other assets	440,642	387,695
Permanent assets	288,922	284,977
Total	7,262,325	6,965,145

Liabilities
Current and long-term liabilities	5,933,246	5,671,118
Technical provisions for insurance	1,651,763	1,579,817
Technical provisions for retirement plans	3,348,713	3,166,789
Insurance and re-insurance debts	272,177	284,420
Other liabilities	660,593	640,092
Minority interest	-	-
Stockholders’ equity	1,329,079	1,294,027
Total	7,262,325	6,965,145

Combined statement of income	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Gross premium written	497,332	1,535,971	420,357	1,322,086
Changes in technical reserves – insurance	(98,041)	(311,522)	(42,555)	(254,954)
Net claims incurred	(215,051)	(687,978)	(223,465)	(617,466)
Acquisition costs and other	(80,109)	(229,291)	(59,688)	(181,153)
Private pension contributions	219,811	815,088	105,536	642,327
Changes in technical reserves – retirement plan	(70,940)	(412,399)	(5,769)	(298,500)
Private retirement plan benefits	(153,179)	(405,950)	(111,438)	(373,434)
Other operating income	54,132	128,789	24,025	77,252
Other operating expenses	(67,636)	(180,296)	(50,948)	(132,387)
Administrative expenses	(75,067)	(204,729)	(63,951)	(181,532)
Tax expenses	(11,415)	(32,768)	(15,375)	(35,384)
Financial income	232,338	634,670	246,692	589,436
Financial expenses	(155,969)	(413,590)	(134,553)	(290,497)
Non-operating income net	(106)	1,260	763	(134)
Income tax and social contribution	(2,146)	(17,541)	(30,172)	(59,292)
Profit sharing bonus to employees	(3,728)	(11,728)	(3,723)	(13,175)
Net income for the period	70,226	207,986	55,736	193,193

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%), Redecard S.A. (31.943%) and Hipercard Administradora de Cartões de Crédito Ltda. (100%):

Combined balance sheet	September 30, 2004	June 30, 2004
Assets
Current and long-term assets	5,533,044	5,245,862
Cash and due from banks	7,964	9,366
Interbank investments	10,000	41,510
Marketable securities	708,138	642,690
Interbank and interdepartmental accounts	9,108	13,835
Lending operations	2,778,639	2,537,375
Other credits and other assets	2,019,195	2,001,086
Permanent assets	397,206	339,412
Total	5,930,250	5,585,274

Liabilities
Current and long-term liabilities	4,708,568	4,397,585
Deposits	931,341	686,557
Borrowings	151,353	172,384
Onlending in Brazil – governamental agencies	1,899	2,081
Resources from securities issued	583,813	632,523
Interbank and interdepartmental accounts	903	452
Derivative financial instruments	80,463	16,523
Other liabilities	2,958,796	2,887,065
Deferred income	287	314
Minority interest	62,447	70,756
Stockholders’ equity	1,158,948	1,116,619
Total	5,930,250	5,585,274

Combined statement of income	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Revenue from financial intermediation	322,566	1,030,119	335,546	911,100
Expenses on financial intermediation	614	(139,905)	(59,227)	(103,520)
Provision for credit losses	(94,333)	(273,744)	(88,176)	(275,187)
Services rendered	244,928	670,737	184,942	524,706
Salaries, benefits, training and social security
and other administrative expenses	(182,631)	(499,456)	(152,724)	(426,659)
Other operating income (expenses)	(161,699)	(470,833)	(77,767)	(289,591)
Non-operating income, net	(3,756)	(6,174)	(4,145)	(1,107)
Income tax and social contribution	(29,762)	(90,801)	(49,342)	(104,152)
Profit sharing	(7,631)	(20,111)	(5,038)	(14,887)
Minority interest	(17,752)	(17,752)	-	-
Net income for the period	70,544	182,080	84,069	220,703

(d)The companies which carry out consumer credit operations include, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Creditec Crédito, Financiamento e Investimento S.A., Creditec Promovendas Ltda. e Creditec SP Promoções de Vendas Ltda.:

Combined balance sheet	September 30, 2004	June 30, 2004
Assets
Current and long-term assets	2,467,811	2,171,825
Cash and due from banks	2,755	8,056
Interbank investments	76,689	30,883
Marketable securities	67,420	64,856
Interbank and interdepartmental accounts	19,132	11,562
Lending operations	1,814,578	1,637,790
Other credits and other assets	487,237	418,678
Permanent assets	214,169	213,733
Total	2,681,980	2,385,558

Liabilities
Current and long-term liabilities	2,064,502	1,818,521
Deposits	1,280,664	1,213,135
Securities sold under repurchase agreements	850	-
Interbank and interdepartamental accounts	9,486	7,830
Borrowings	128,292	36,602
Derivative financial instruments	1,973	5,499
Other liabilities	643,237	555,455
Minority interest	-	684
Stockholders’ equity	617,478	566,353
Total	2,681,980	2,385,558

Combined statement of income	Quarter ended September 30, 2004	Nine-months ended September 30, 2004	Quarter ended September 30, 2003	Nine-months ended September 30, 2003
Revenue from financial intermediation	323,922	979,652	345,166	941,548
Expenses on financial intermediation	(48,220)	(133,362)	(73,500)	(228,757)
Provision for credit losses	(102,349)	(316,298)	(122,601)	(315,660)
Services rendered	195,672	195,672	-	-
Salaries, benefits, training and social security
and other administrative expenses	(135,780)	(403,434)	(118,535)	(348,555)
Other operating income (expenses)	(173,101)	(129,642)	22,957	73,305
Non-operating income, net	(1,029)	(1,018)	(193)	(276)
Income tax and social contribution	(6,127)	(27,672)	(4,506)	(12,249)
Profit sharing	(1,583)	(10,393)	(4,764)	(8,883)
Net income for the period	51,405	153,505	44,024	100,473

23. Other Information

(a) Assets leased to third parties, in the amount of R$910,902 (June 30, 2004 - R$882,242), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$481,349 (June 30, 2004 - R$475,831) and the residual value received in advance from these lessees amounts to R$372,261 (June 30, 2004 - R$381,801), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At September 30, 2004, the insurance coverage on properties and other assets in use totaled R$535,254 (June 30, 2004 - R$507,538) in Unibanco and R$1,049,071 (June 30, 2004 - R$1,006,154) in Unibanco Consolidated.

24. Subsequent Events – Credicard Group

On November 8, 2004, it was announced that a shareholder restructuring had Commerced of Credicard Banco S.A. and its affiliated company Orbitall Serviços e Processamento de Informações Comerciais Ltda, our joint venture companies until this date.

According to the shareholder restructuring Unibanco transfers its interest to the remaining shareholders, resulting in a pre-tax non-operational net income of approximately R$1.4 billion.

The management consider that this income will be substantially offset, during the remaining part of 2004, by the amortization of goodwill balances in previously merged acquired companies due to (i) the increasingly difficult to measure the results of those business as well their respectively goodwill recorded and (ii) the decision to discontinue their trade brands.

Redecard S.A.’s current shareholder structure will remain the same. The shareholders Unibanco, Citigroup and Itaú individually hold a 31.94% equity interest while MasterCard holds 4.17%. Redecard is in the business of capturing and transmitting debit and credit card transactions for the brands MasterCard, Mastercard Maestro, RedeShop, MasterCard Electronic, Maestro and Diners Club International.

The shareholder restructuring of Credicard and Orbitall is subject to certain agreed upon conditions between their shareholders and the approval by the relevant authorities.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - SEPTEMBER 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation
CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	September 30, 2004	June 30, 2004

CURRENT ASSETS	61,787,932	57,749,852

CASH AND DUE FROM BANKS	1,326,038	1,038,977

SHORT-TERM INTERBANK INVESTMENTS	16,483,187	13,981,956
Securities purchased under resale agreements	13,110,206	10,344,185
Interbank deposits	3,207,998	3,458,055
Foreign currency investments	164,983	179,716

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	12,280,972	13,273,523
Own portfolio	9,317,506	9,257,119
Subject to repurchase commitments	479,608	280,127
Pledged with Brazilian Central Bank	1,246,114	2,635,330
Pledged under guarantees rendered	719,712	784,100
Unrestricted notes	6,352	15,207
Derivative financial instruments	511,680	301,640

INTERBANK ACCOUNTS	5,110,828	4,823,025
Payments and receipts pending settlement	685,703	665,167
Compulsory deposits:
- Brazilian Central Bank	4,411,323	4,149,232
- National Housing System - SFH	2,715	1,621
Correspondent banks	11,087	7,005

INTERDEPARTMENTAL ACCOUNTS	49,084	97,757
Third-party funds in transit	1,123	567
Internal transfers of funds	47,961	97,190

LENDING OPERATIONS	18,679,373	17,397,974
Lending operations:
- Public sector	214,585	295,698
- Private sector	19,601,186	18,317,168
Allowance for lending losses	(1,136,398)	(1,214,892)

LEASING OPERATIONS	300,415	278,604
Leasing operations:
- Private sector	304,603	283,214
Allowance for leasing losses	(4,188)	(4,610)

OTHER CREDITS	7,118,625	6,418,843
Receivables on guarantees honored	538	-
Foreign exchange portfolio	3,696,009	3,150,430
Income receivable	119,519	121,884
Negotiation and intermediation of securities	138,984	115,027
Deferred tax	773,449	993,571
Sundry	2,419,408	2,066,110
Allowance for other credits losses	(29,282)	(28,179)

OTHER ASSETS	439,410	439,193
Other assets	197,079	194,116
Allowance for other assets losses	(53,514)	(54,775)
Prepaid expenses	295,845	299,852

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	September 30, 2004	June 30, 2004

LONG-TERM ASSETS	18,711,165	18,749,668

INTERBANK INVESTMENTS	73,810	91,975
Interbank deposits	73,810	91,975

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,555,412	5,687,253
Own portfolio	3,465,682	3,581,961
Subject to repurchase commitments	1,362,208	1,355,125
Pledged with Brazilian Central Bank	307,257	313,164
Pledged under guarantees rendered	355,616	381,453
Derivative financial instruments	64,649	55,550

INTERBANK ACCOUNTS	45,209	44,438
Compulsory deposits:
- National Housing System - SFH	45,209	44,438

LENDING OPERATIONS	7,554,152	7,658,560
Lending operations:
- Public sector	316,538	332,712
- Private sector	7,486,840	7,613,041
Allowance for lending losses	(249,226)	(287,193)

LEASING OPERATIONS	263,562	246,961
Leasing operations:
- Private sector	267,201	251,065
Allowance for leasing losses	(3,639)	(4,104)

OTHER CREDITS	5,145,279	4,956,905
Receivables on guarantees honored	1,197	1,734
Foreign exchange portfolio	31	463
Income receivable	3,611	3,669
Negotiation and intermediation of securities	2,338	2,141
Deferred tax	1,859,489	1,807,671
Sundry	3,286,028	3,147,424
Allowance for other credits losses	(7,415)	(6,197)

OTHER ASSETS	73,741	63,576
Prepaid expenses	73,741	63,576

PERMANENT ASSETS	3,562,722	3,511,479

INVESTMENTS	1,915,970	1,849,593
Investments in associated companies	53,802	49,221
-Local	53,802	49,221
Goodwill on acquisitions of subsidiary companies	1,694,933	1,633,512
Other investments	232,154	230,506
Allowance for losses	(64,919)	(63,646)

FIXED ASSETS	945,784	956,229
Land and buildings in use	650,716	652,203
Other fixed assets	1,354,066	1,328,814
Accumulated depreciation	(1,058,998)	(1,024,788)

DEFERRED CHARGES	700,968	705,657
Organization and expansion costs	1,314,797	1,371,135
Accumulated amortization	(613,829)	(665,478)

T O T A L	84,061,819	80,010,999

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2004	June 30, 2004

CURRENT LIABILITIES	52,609,852	48,128,238

DEPOSITS	24,172,026	21,202,344
Demand deposits	3,605,403	2,953,415
Savings deposits	5,900,319	5,971,098
Interbank deposits	140,171	144,260
Time deposits	14,526,133	12,133,571

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,264,669	10,153,762
Own portfolio	1,627,996	1,603,234
Third parties portfolio	9,475,077	5,364,505
Unrestricted portfolio	161,596	3,186,023

RESOURCES FROM SECURITIES ISSUED	1,954,939	1,904,761
Mortgage notes	518,504	633,538
Securities abroad	1,436,435	1,271,223

INTERBANK ACCOUNTS	624,589	595,579
Receipts and payments pending settlement	620,133	585,394
Correspondent banks	4,456	10,185

INTERDEPARTMENTAL ACCOUNTS	319,152	508,528
Third-party funds in transit	318,688	508,342
Internal transfers of funds	464	186

BORROWINGS	2,822,898	3,905,134
Borrowings in Brazil - governmental agencies	350	349
Borrowings in Brazil - other institutions	263,886	190,022
Foreign borrowings	2,558,662	3,714,763

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,693,740	1,773,749
BNDES (National Economic Development Bank)	692,664	675,128
FINAME (National Industrial Financing Authority)	953,798	1,077,701
Other	47,278	20,920

FOREIGN ONLENDINGS	163,837	79,113
Foreign onlendings	163,837	79,113

DERIVATIVE FINANCIAL INSTRUMENTS	246,001	188,422
Derivative financial instruments	246,001	188,422

OTHER LIABILITIES	9,348,001	7,816,846
Collection of taxes and social contributions	229,270	275,465
Foreign exchange portfolio	2,587,552	1,162,594
Social and statutory	331,020	426,196
Taxes and social security	485,760	423,229
Negotiation and intermediation of securities	285,983	273,619
Accounts payable for purchase of assets	44,475	42,309
Technical provisions for insurance and capitalization plans	1,294,708	1,288,368
Subordinated debt	35,712	12,365
Sundry	4,053,521	3,912,701

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2004	June 30, 2004

LONG-TERM LIABILITIES	22,645,157	23,316,404

DEPOSITS	7,872,032	8,126,023
Interbank deposits	3,348	49,523
Time deposits	7,868,684	8,076,500

RESOURCES FROM SECURITIES ISSUED	286,108	452,265
Mortgage notes	5,499	-
Securities abroad	280,609	452,265

BORROWINGS	484,049	462,323
Borrowings in Brazil - governmental agencies	756	781
Foreign borrowings	483,293	461,542

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,324,140	3,332,150
BNDES (National Economic Development Bank)	2,084,315	2,116,303
FINAME (National Industrial Financing Authority)	1,103,191	1,087,909
Other	136,634	127,938

FOREIGN ONLENDINGS	70,810	184,986
Foreign onlendings	70,810	184,986

DERIVATIVE FINANCIAL INSTRUMENTS	79,699	75,575
Derivative financial instruments	79,699	75,575

OTHER LIABILITIES	10,528,319	10,683,082
Taxes and social security	1,050,018	1,011,105
Accounts payable for purchase of assets	2,621	3,647
Technical provisions for retirement plan company	4,042,887	3,774,155
Subordinated debt	1,564,851	1,665,585
Sundry	3,867,942	4,228,590

DEFERRED INCOME	102,435	94,626
Deferred income	102,435	94,626

MINORITY INTEREST	771,921	767,342

STOCKHOLDERS' EQUITY	7,932,454	7,704,389
Capital:	5,000,000	5,000,000
- Local residents	3,482,919	3,482,339
- Foreign residents	1,517,081	1,517,661
Capital reserves	158,685	158,685
Revaluation reserve on subsidiaries	9,679	9,807
Revenue reserves	2,683,579	2,683,579
- Legal	355,987	355,987
- Statutory reserves	2,263,694	2,263,694
- Special dividends not distributed	63,898	63,898
Unrealized gains and losses - marketable securities
and derivative financial instruments	(59,510)	(96,259)
Treasury stocks	(51,423)	(51,423)
Retained earnings	191,444	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	8,704,375	8,471,731

T O T A L	84,061,819	80,010,999

CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)
	From July 1, 2004	From January 1, 2004	From July 1, 2003	From January 1, 2003
	to September 30, 2004	to September 30, 2004	to September 30, 2003	to September 30, 2003

REVENUE FROM FINANCIAL INTERMEDIATION	3,199,187	9,399,977	3,559,304	9,150,790
Lending operations	1,775,342	5,654,832	2,105,427	5,782,835
Leasing operations	23,285	77,575	20,581	60,922
Marketable securities	734,181	2,349,257	999,876	1,542,156
Financial results from insurance,
pension plans and annuity products	242,706	656,306	247,060	650,099
Derivative financial instruments	260,626	174,794	(43,791)	556,479
Foreign exchange transactions	59,242	194,328	99,826	141,603
Compulsory deposits	103,805	292,885	130,325	416,696

EXPENSES ON FINANCIAL INTERMEDIATION	(1,693,964)	(5,652,789)	(2,482,322)	(5,229,446)
Deposits and securities sold	(1,150,274)	(3,646,662)	(1,566,247)	(3,123,505)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(149,832)	(401,964)	(145,905)	(336,553)
Borrowings and onlendings	(118,951)	(699,817)	(354,435)	(656,985)
Provision for credits losses	(274,907)	(904,346)	(415,735)	(1,112,403)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,505,223	3,747,188	1,076,982	3,921,344

OTHER OPERATING INCOME (EXPENSES)	(948,466)	(2,319,021)	(649,097)	(2,469,979)
Services rendered	829,721	2,390,397	685,337	2,056,347
Insurance, annuity products and retirement
plans premiums	846,171	2,581,685	602,119	2,174,063
Changes in technical provision for insurance,
annuity products and retirement plans	(272,213)	(875,643)	(82,101)	(678,442)
Insurance claims	(215,014)	(685,148)	(223,466)	(617,506)
Private retirement plans benefits expenses	(154,426)	(409,989)	(111,438)	(373,434)
Selling, other insurance and private retirement
plans expenses	(70,033)	(200,503)	(20,632)	(118,764)
Credit card selling expenses	(92,350)	(249,344)	(62,429)	(171,657)
Salaries, benefits, training and social security	(527,108)	(1,470,236)	(490,994)	(1,312,498)
Other administrative expenses	(780,608)	(2,222,681)	(689,789)	(2,028,056)
Financial transaction and other taxes	(199,254)	(530,095)	(160,035)	(464,785)
Equity in the results of associated companies	2,989	7,968	(4,318)	544
Other operating income	91,730	232,553	96,737	358,525
Other operating expenses	(408,071)	(887,985)	(188,088)	(1,294,316)

OPERATING INCOME	556,757	1,428,167	427,885	1,451,365

NON-OPERATING INCOME (EXPENSE)	(5,266)	1,049	(6,812)	8,968
Income	9,289	51,036	17,702	59,453
Expense	(14,555)	(49,987)	(24,514)	(50,485)

INCOME BEFORE TAXES AND PROFIT SHARING	551,491	1,429,216	421,073	1,460,333

INCOME TAX AND SOCIAL CONTRIBUTION	(140,509)	(237,893)	(55,959)	(427,103)
Provision for income tax	(54,431)	(184,781)	(38,454)	(190,196)
Provision for social contribution	(21,260)	(66,799)	(1,569)	(55,602)
Deferred tax asset	(64,818)	13,687	(15,936)	(181,305)

PROFIT SHARING	(46,474)	(172,206)	(58,973)	(160,452)
Management	(1,314)	(3,824)	(3,003)	(10,961)
Employees	(45,160)	(168,382)	(55,970)	(149,491)

NET INCOME BEFORE MINORITY INTEREST	364,508	1,019,117	306,141	872,778

MINORITY INTEREST	(37,550)	(111,398)	(36,032)	(111,857)

NET INCOME	326,958	907,719	270,109	760,921

Number of outstanding shares (Note 15a)		137,611,422,074	137,611,422,074	137,611,422,074
Net income per 1.000 shares: R$		1.96	1.96	5.53

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The highlight of the third quarter of 2004 was the consolidation of the economic recovery trend, especially in the industrial sector. However, during the course of this period, concerns with inflation increased, leading to a new cycle of Selic interest rate increases. In September, the basic interest rate was raised from 16.00% to 16.25%. In the same month, the government announced the increase of the consolidated primary surplus target from 4.25% to 4.50% of GDP. Moreover, the Central Bank adjusted the 2005 inflation target to 5.1%, versus the preceding figure of 4.5% (as measured by the IPCA).

Exports during the quarter led the trade balance to rising monthly surpluses. During this period, the trade balance was positive by US$10.1 billion, a result 13% higher than that of the preceding quarter. The accumulated trade surplus over 12 months is US$32.2 billion, setting yet another all-time record. The accumulated trade surplus until September reached US$ 25.1 billion.

An economic environment of robust exports, further credibility of the fiscal policy, and an improvement of both the external and domestic solvency indicators helped reduce the perception of Brazil’s sovereign risk. The Embi-Brazil index, by the end of the third quarter of 2004, stood at 466 basis points, 27.8% lower than at the end of the previous quarter.

Nevertheless, the private sector’s debt rollover rate continued to be fairly modest – indicating a voluntary process of reduction of foreign corporate debt. This low rollover rate did not adversely affect the liquidity of the foreign exchange market, since the trade flow continued to be strong during the period. The U.S. dollar fell by 8.0% compared to Brazilian Real during the course of the third quarter of 2004 and by 1.0% when compared to the end of 2003.

The significant results achieved in the government accounts have been sufficient to keep the falling trend of debt/GDP ratio this year. At the end of September, this ratio stood at 53.7%, compared to 58.7% at the end of the previous year.

Inflation in the third quarter of 2004 (IPCA - Broad Consumer Price Index) was 1.94%, higher than the 1,60% the second quarter of 2004 figure. During the first nine months of 2004, inflation (IPCA) reached 5.5%.

Industrial output, as measured by the IBGE (Brazilian Institute of Geography and Statistics), posted an 8.8% increase for the first eight months of 2004, when compared to the same period last year.

Net Income and Stockholders’ Equity

Unibanco

The third quarter of 2004 operating income reached R$556 million and net income amounted to R$327 million, up 38.7% and 7.2% from previous quarter, respectively. In the nine months of 2004, Unibanco reached R$908 million net income, posting a 19.3% growth compared to the nine months of 2003. Stockholders’ equity, in September 2004, stood at R$7,932 million, representing a 12.9% increase when compared to September 2003. Annualized return on average equity (ROAE) stood at 17.8% in the quarter.

Assets

Unibanco’s consolidated total assets reached R$84,068 million on September 30th, 2004, representing an increase of 23.5% when compared to September 30th, 2003.

Marketable Securities

The sale of securities and the write-off of a debenture, classified as available for sale, generated realized pre-tax losses of R$23 million in the third quarter of 2004.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale are acquired with the purpose of being traded can be traded, without the frequency of trading securities or the intention to hold to maturity, as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests.

The market value of such securities stood at R$5,621 million as of September 30th, 2004. The weighted average spread of this portfolio, funded by third parties, was 4.9% per annum in September 2004.

Loan Portfolio

Loans to individuals posted 4.8% growth quarter to quarter and 27.0% growth year to year. The evolution of 10.1% in the quarter and 26.2% in the year of the consumer finance companies stood out, thus contributing to the individuals portfolio share increase, which represented 37.5% of the loan portfolio in September 2004, compared to 34.0% in September 2003.

Total corporate loan portfolio posted 0.5% growth in the quarter and 9.1% growth in the year. Small and micro companies loan portfolio posted significant growth: 13.8% quarter to quarter and 35.2% year to year. The Real appreciation in the quarter was the main contributor to the 2.5% reduction in the balance of large corporate loans. US dollar-indexed corporate loans portfolio was kept fairly stable in the quarter, to US$1,909 million (R$5,932 million) as of June, 2004 from US$1,886 million (R$5,391 million) as of September 2004.

Total loan portfolio reached R$30,667 million as of September 2004, posting 2.1% and 15.2% growth in the last three and twelve months, respectively.

As of September 2004, the balance for the consolidated allowance for loan losses totaled R$1,430 million, representing 4.7% of the portfolio, and composed of:

  R$610 million according to Resolution 2682, related to overdue credits;
  R$610 million according to risk parameters of Resolution 2682, related to falling due credits;
  R$210 million based on more conservative percentages than those required by the Regulatory Authority.

Funding

As of September 30th, 2004, Unibanco’s overall funding reached R$99,741 million, including R$32,654 million in investment funds and assets under management.

Funds and portfolios managed by UAM – Unibanco Asset Management reached R$32,654 million by the end of September 2004, up 34.2% when compared to September 2003 and 7.1% when compared to June, 2004. (Please also refer to Businesses Highlights – Wealth Management).

In the third quarter of 2004, time deposits in domestic currency reached R$21,200 million. The R$627 million growth in the balance of “SuperPoupe”, a time deposit certificate designed for retail clients, with a larger spread than that of traditional time deposits, stood out in the period.

Funding in foreign currency posted 7.8% drop quarter to quarter, totaling R$14,819 million at the end of September 2004, mainly due to the Real appreciation during the period.

Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	16,7	17,3
Changes in risk weighted assets	(0,6)	(1,8)
Net foreign exchange exposure	(0,9)	(2,5)
Changes in market risk - interest rates	(0,1)	(0,1)
Stockholders' equity growth	0,3	2,5
BIS Ratio on September 30, 2004	15,4	15,4

The BIS ratio stood at 15.4%, above the minimum required by the Brazilian Central Bank of 11%.

In September 2004, the Fixed Asset ratio stood at 47.8%.

Businesses Highlights

RETAIL

Branches Network

At the end of the third quarter of 2004, Unibanco had 868 branches and 397 corporate-site branches. Checking account holders plus investors in saving accounts and retirees reached, at the end of September 2004, 6.3 million clients under Unibanco’s brand. The average number of products per checking account holder stood at 6.5, above the 5.9 figure of September 2003.

The highlight of the period was the balance of R$1,030 million in the Superpoupe’s portfolio. “Superpoupe” is a time deposit certificate with cost of funding of TR (Taxa de Referência) + 9.5% per year, less than the cost of a traditional time deposit certificate.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex-Ponto Frio stores), LuizaCred (a partnership with Magazine Luiza department store chain), Creditec, Hipercard and by the partnerships with Tricard and Sonae.

Unicard

Unicard’s credit card business had earnings of R$27 million in the third quarter of 2004. In the nine months of 2004, earnings stood at R$90 million. The nine months of 2004 annualized ROAE was 48.9%.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,722 million in the third quarter of 2004, a 8.1% growth versus the second quarter of 2004 and 25.1% above the third quarter of 2003 figures. The credit portfolio reached R$1,082 million in the quarter, 3.5% above the previous period and 11.2% above the nine months of 2004. In September 2004, the number of cards issued stood at 4.5 million, up 7.1% when compared to September 2003.

HiperCard

HiperCard, the credit card business from Bompreço supermarket chain and acquired by Unibanco in March 2004, had earnings of R$36 million in the third quarter of 2004. ROAE was 87.9% in the quarter. In September 2004, Hipercard’s credit portfolio stood at R$894 million. The company had more than 66 thousand affiliated stores, 2.6 million cards and 1.8 million clients.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall - contributed with R$47 million to Unibanco’s the third quarter of 2004 results. The volume of transactions of Credicard reached R$179 million in the nine months of 2004, up 7.8%, when compared to the same period of last year. Credicard credit portfolio was of R$3,942 million in September 2004, of which 33.3% consolidated at Unibanco (R$1,314 miilion).

On November 8, Unibanco, Citibank and Itaú announced a shareholder restructuring of Credicard Banco that shall be completed until the end of 2004. The restructuring is subject to certain agreed upon conditions among the partners. According to this restructuring, Unibanco will transfer its interest in Credicard to Itaú and Citibank. Each of the companies will hold 50% of Credicard’s capital stock. Citibank and Unibanco will sell their interest in Orbitall to Itaú. Redecard’s current shareholder structure will remain the same. The above-mentioned transactions, once effective, should generate to Unibanco pre-tax non-operational net income of approximately R$1.4 billion, which will be primarily offset by the amortization of goodwill balances.

Fininvest

Fininvest contributed with R$45 million equity income in the third quarter of 2004, an increase of 18.4% year to year. Annualized ROAE was 40.9%. For the nine months of 2004, equity income reached R$136 million, up 54.5% year to year and posting 41.5% ROAE.

The company ended the third quarter of 2004 with R$1,394 million in credit portfolio, a 9.9% growth when compared to the second quarter of 2004 and 20.9% over the last 12 months. Revenues in the quarter reached R$1,151 million, a 12.4% growth quarter to quarter and up 32.9% when compared to the third quarter of 2003.

Active customers totaled 4.6 million at the end of September, when Fininvest had 209 stores and 9,979 points-of-sale.

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$6 million in the third quarter of 2004, with annualized ROAE of 52.3% for the period. In the nine months of 2004, LuizaCred had earnings of R$17 million, 30.8% above the same period last year. Billings reached R$189 million in the third quarter of 2004, a 15.2% growth quarter to quarter and up 43.2% year to year. The company ended September 2004 with 1.3 million active customers and R$358 million in loan portfolio, an increase of 39.3% over the last 12 months. The company has presence at 198 Magazine Luiza’s points of sale and at 52 Lojas Arno points of sale, which were recently acquired by Magazine Luiza.

PontoCred

PontoCred posted net income of R$12 million in the third quarter of 2004, up 50.0% quarter to quarter. Accumulated net income for the nine months of 2004 was R$35 million, a 40.0% growth when compared to the nine months of 2003, with annualized ROAE at 29.3% in the period. At the end of September 2004, the loan portfolio totaled R$844 million, an increase of 43.1% in 12 months. The total number of active customers reached 3.4 million in September 2004. PontoCred has presence at the 338 Ponto Frio’s points of sale.

Sonae

In August 2004, Unibanco and Sonae have signed a partnership for the establishment of a credit company for the commercialization of financial products to Sonae’s client base. Sonae has 46 hypermarkets, 91 supermarkets and 11 wholesale supermarkets in the South and Southeast regions.

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$3 million in the third quarter of 2004 and R$7 million in the nine months of 2004. The bank ended the period with a R$1,796 million loan portfolio, up 7.7% quarter to quarter.

Unibanco Capitalização

The annuity business of Unibanco Capitalização posted revenues of R$85 million in the third quarter of 2004, up 3.7% quarter to quarter and up 9.0% year to year. In the nine months of 2004 revenues posted a 11.7% growth when compared to the nine months of 2003, reaching R$239 million. The business result reached R$16 million in the third quarter of 2004 and R$49 million in the nine months of 2004.

WHOLESALE

The Wholesale segment experienced some structural changes in the third quarter of 2004, when it focused in domestic and multinational companies with sales greater than R$150 million, totaling 2,026 companies at the end of September 2004. In August 2004, medium-sized companies (sales in the R$40 to R$150 million annual range) began to be serviced by the Retail segment.

A new regional corporate customer service strategy was developed during the course of the third quarter of 2004, based on proximity with customers and the fulfillment of their day-to-day needs in terms of financial transactions, by means of a diversified range of products and services offered, including loans for working capital, foreign trade finance, banking services, corporate finance and consulting services.

The period’s highlights include the following:

• In the third quarter of 2004, Unibanco led the Brazilian market’s main equity capital markets’ deal, as the Leading Coordinator for the Braskem Public Offering of R$ 1.2 billion.

• In the third quarter of 2004, Project Finance area completed three projects in the healthcare, port, and sugar & alcohol sectors. In the healthcare sector, the International Finance Corporation – IFC and BNDES’ onlending was made effective. Resources were used to support the expansion of São Luiz Hospital, in São Paulo. In the port sector, a Project Finance was structured with onlended resources from BNDES. Unibanco and Banco do Brasil were the leaders of Santos Brasil transaction. In the sugar & alcohol sector, the financing of agricultural and industrial expansion and energy cogeneration for Usina Colombo in Ariranha, SP, was concluded, through syndicated loans with BNDES resources.

• As a financial agent for the BNDES (Brazilian National Social and Economic Development Bank), Unibanco disbursed R$721 million up to September 2004. In the third quarter of 2004, the amount disbursed by Unibanco as a BNDES agent reached R$246 million. BNDES.exim finance disbursed reached R$166 million up to September 2004.

• During the third quarter of 2004, Unibanco advised the Suzano Group regarding the corporate integration of Cia. Suzano de Papel e Celulose with Bahia Sul Papel e Celulose S/A (both of them pulp and paper companies), as well as the Rede Group, in connection with the sale of Itamarati Norte, the company that held the hydroelectric power stations of Juba I and II, totaling R$230 million.

• In the third quarter of 2004, Unibanco was the Leading Coordinator of the first Securities Program (Programa de Valores Mobiliários) of the Brazilian market, worth a total of R$1.5 billion, structured for Companhia Energética de Minas Gerais – CEMIG (the Minas Gerais power company) and of the 1st tranche of this program, totaling R$230 million. Unibanco was also the Coordinator of the 2nd Issue of the State of São Paulo Sanitation Company – SABESP - Promissory Notes, worth R$200 million and of the first tranche of this program, worth R$600 million, in addition to having been the Coordinator of three other issues that amounted to roughly R$825 million. In the secondary market, Unibanco traded some US$155 million in corporate securities in Brazil and US$4.1 billion in sovereign debt and corporate securities abroad.

• On September 30th, 2004, Unibanco had a US$1.3 billion balance in export financing activities. This amount resulted from 95 active relationships of a total of 330 correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations.

• In the Syndicated Loans area, Unibanco led a BNDES onlending transaction for Usina Colombo. Unibanco also took part, with an expressive amount, in the working capital transaction in foreign currency for Telemar and in the syndicate of Braskem’s Import Notes.

Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$76 million in the third quarter of 2004, up 31.0% year to year. The annualized ROAE was 23.5% in the third quarter of 2004.

The third quarter of 2004’s consolidated revenues for insurance, extended warranty and private pension plans amounted to R$1,039 million, 38.0% above the third quarter of 2003 figure.

Unibanco’s insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body), ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds) and ANS - Agência Nacional de Saúde Suplementar (National Supplementary Health Agency), with a 8.0% market share (August 2004 ANS data. It does not include extended warranty).

Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$5,106 million at the end of the quarter, increasing 38.7% year to year.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written totaled R$695 million in the third quarter of 2004, up 28.2% year to year.

The combined ratio, that measures the efficiency of the insurance companies, was 99.4% in the third quarter of 2004 and 99.3% in the nine months of 2004. The extended combined ratio, which includes financial revenues, reached 84.1% in the third quarter of 2004 and 86.1% in the nine months of 2004.

According to the latest industry data, released by SUSEP as of August 2004, the company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, petrochemical risks, and extended warranty products.

Insurance and extended warranty companies’ technical reserves reached R$1,067 million at the end of the third quarter of 2004, up 26.8% year to year.

The extended warranty business, formed by UAW and Garantech (a joint venture with Multibrás), posted net income of R$2 million in the third quarter of 2004, up 108.7% year to year. Garantech’s revenues in the period totaled R$108 million, approximately 4 times higher than the one obtained in the third quarter of 2003 and 24.3% above the second quarter of 2004 figure. The revenue growth is related to the increase in the sale of home appliances and to a contract signed with a leading Brazilian retailer. Although there is no official statistics of the segment, the company estimates that, based on its home appliances sales penetration and on its client base, it has a market share in excess of 80% in this business.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$20 million in the third quarter of 2004, up 42.9% quarter to quarter and up 33.3% year to year. Revenues for the quarter reached R$343 million, up 62.6% year to year. In the nine months of 2004, revenue reached R$1,155 million, a 21.8% growth when compared to the same period of last year.

Unibanco AIG Previdência ranked fourth in pension plan revenues up to August 2004, with 9.1% market share, according to ANAPP’s official data. As for the sale of corporate pension plans, according to ANAPP’s data for August 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$685 million. The company services approximately 1,218 corporate clients and 713 thousand individual customers, of which 206 thousand come from corporate clients.

Technical reserves stood at R$4,039 million at the end of the third quarter of 2004, up 7.1% quarter to quarter and 42.2% year to year.

WEALTH MANAGEMENT

Unibanco Asset Management (UAM) ended September 2004 with R$32.7 billion in assets under management and custody, up 34.2% year to year and 7.1% when compared to June 2004. The nine months of 2004 accounted for positive fund raising of R$2.7 billion, mainly from the corporate and institutional segments. UAM was ranked 5th in ANBID’s Global Ranking of Third Parties’ Assets under Management, maintaining the last quarter position. In September 2004, UAM’s market share was 4.9%, compared to 4.5% in the same month of the previous year.

The Private Banking business ended September 2004 with assets under management of R$12.1 billion, an increase of 16.3% year to year. R$4.7 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 9.1%, holding the 2nd position in the segment’s global ranking published by ANBID in September 2004.

Performance Overview

Results

Net income in the third quarter of 2004 stood at R$327 million, up 7.2% when compared to previous quarter. In the nine months of 2004, Unibanco reached a net income of R$908 million, up 19.3% when compared to the same period of last year. Operating income for the third quarter of 2004 stood at R$556 million, a 38.7% growth compared to the second quarter of 2004.

Investments abroad totaled R$2,0 billion and R$1,9 billion at the end of September 2004 and June 2004, respectively. During the course of the nine months of 2004, these investments abroad were reduced by dividend payment. The tables below show the variation of investments abroad and the exchange rate fluctuation impact on these investments:

The exchange rate fluctuation on investments abroad is not deductible and not taxable. This impact was offset by a hedge against fiscal effects, which had a positive impact in the financial margin.

Fees from Services Rendered

Total fees reached R$829 million in the third quarter of 2004, and, amounted to R$2,390 million in the nine months of 2004, an increase of 16.2% when compared to the nine months of 2003.

Banking fees and other fees and commissions reached R$408 million in the third quarter of 2004 and R$1,217 million in the nine months of 2004, representing an increase of 9.3% year to year. Fee revenues from the credit card business reached R$321 million in the third quarter of 2004 and R$886 million in the nine months of 2004, growing 23.7% when compared to the nine months of 2003.

Fee revenues from assets under management reached R$100 million and R$287 million in the third quarter of 2004 and in the nine months of 2004, respectively, presenting a growth of 4.2% for the quarter and 22.0% over the past year.

Fee revenues over personnel and administrative expenses (recurrent revenues and expenses) increased from 61.6% in the nine months of 2003 to 64.7% in the nine months of 2004.

Personnel and Administrative Expenses

The tables below show the breakdown of Unibanco’s personnel and administrative expenses for the indicated periods, detaching the effect of the recent acquisitions:

R$ million
Personnel and Administrative Expenses	3Q04	2Q04	3Q03	9M04	9M03
Multiple bank	807	761	756	2,297	2,117
Subsidiaries (excluding acquired companies)	459	435	425	1,305	1,223
Subtotal	1,266	1,196	1,181	3,602	3,340
Acquired companies	42	46	-	91	-
Total	1,308	1,242	1,181	3,693	3,340

R$ million
Personnel Expenses	3Q04	2Q04	3Q03	9M04	9M03
Multiple bank	384	356	363	1,073	952
Subsidiaries (excluding acquired companies)	130	117	128	373	360
Subtotal	514	473	491	1,446	1,312
Acquired companies	13	11	-	24	-
Total	527	484	491	1,470	1,312

Other Operating Income and Expenses

In the third quarter of 2004, other operating income and expenses account presented R$211 million expenses, almost the same level of the previous quarter. In the nine months of 2004, this account increased by an expense of R$322 million primarily due to an additional provision for labor and civil contingencies, expenditures with goodwill, and provision for the Early Retirement Program.

UNIBANCO HUMAN RESOURCES

In September 2004, total Unibanco staff stood at 28,701 employees, or 180 fewer people than in June 2004, when the staff totaled 28,881.

In the third quarter of 2004, roughly R$6,3 million were invested in several training and development activities, including MBA programs in Brazil and abroad and the People Management Program. The latter has provided training for 93% of all our managers since its beginning in October 2003. In the third quarter of 2004, a total of 1,490 managers took part in this program.

As part of major changes in its organizational structure, Unibanco offered a group of executives a one-time-only program for anticipating retirement with special benefits. 71 people or 88% of the eligible executives signed up for the program.

CORPORATE GOVERNANCE

Reverse Stock Split Result

Unibanco and Unibanco Holdings finished the reverse stock split of their shares (common, preferred and Units) in August 30th, 2004. The reverse stock split was done at the ratio of 100 shares for every 1 share of the same class and type. The shares began to be quoted on a per share basis and to be negotiated in lots of 100 shares. Since the same date, a Global Depositary Receipt (GDR) traded abroad represents 5 Units, instead of 500 Units. There was no change in the number of GDRs issued or in the value of their pricing.

The sum of the remaining fractional shares of shareholders that did not adjust their stockholdings was sold in an auction at the São Paulo Stock Exchange on September 17th, 2004. The following table shows the result of the auction, per stock type, net of brokerage fee and stock exchange fees:

Stock	Amount	Price per Share (R$)
UBBR11	12.409	13,5252
UBBR4	70.216	5,8286
UBBR3	70.591	7,3305
UBHD3	4	14,3325

Unibanco in the IBrX-50 index

In September 1st, 2004, the Unit (BOVESPA: UBBR11) became part of the IBrX50 Index, initially with 2. 859% weight in the theoretical portfolio of November 10th, 2004. This weight represented the 10th position in the index portfolio. The current index composition is effective until December 31st, 2004.

The IBrX-50 index comprises the 50-best classified stocks according to a negotiability index, calculated by Bovespa, and that have a trading floor presence of at least 80%, measured in the last twelve months. The inclusion of the Units in the IBrX-50 portfolio is another step to increase their liquidity in the Brazilian market.

SOCIAL RESPONSIBILITY

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

Throughout the third quarter of 2004, the Institute signed a partnership with the State Board of Social Welfare and Development, enabling the “Basic qualification for elders carers” project. The project qualified 18 to 24 year-old people to take care of elders in their own homes or in institutions.

Also in the third quarter of 2004, Unibanco Institute promoted the “1st Self-Sustainability Meeting”, which congregated Enviromental Education Centers from all over the country with the aim of creating a network of professionals capable of developing replicable actions and improving management and self-sustainability in each Center.

Moreira Salles Institute

In the nine months of 2004, the Moreira Salles Institute cultural centers and exhibitions were visited by more than 166 thousand people, totaling an audience already above the number of visitors during the whole year of 2003.

It is worth mentioning the more than 2,000 guided visits realized at the exhibition “São Paulo, 450 anos: a imagem e a memória da cidade” of the Instituto Moreira Salles, receiving more than 32 thousand visitors, the majority of them being students from the public schools network.

The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted more than 1 million spectators during the quarter, totaling 2.7 million in the nine months of 2004.

(Convenience translation into English from the original previously issued in Portuguese )

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - SEPTEMBER 30, 2004	Corporate Legislation
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS’ EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units)

01	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	NON LISTED SUBSIDIARY COMPANY	100.00	12.41
INDUSTRIAL, COMMERCIAL AND OTHERS		1,302	1,302

02	UNICARD BANCO MÚLTIPLO S.A	LISTED SUBSIDIARY COMPANY	100.00	10.65
FINANCIAL INSTITUTION		219,461,908	219,461,908

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE - SEPTEMBER 30, 2004	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in September 30, 2004:

Shareholders	Shareholders’ Nationality	Common Shares/quotas		Preferred shares		Total

		Quantity	%	Quantity	%	Quantity	%

Unibanco – União de Bancos
Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	729,950,914	96.60	99,962,208	15.30	829,913,122	58.91
-Caixa Brasil SGPS, S.A.	Portuguese	3,641,578	0.48	63,938,421	9.79	67,579,999	4.80
- Treasury stocks		-	-	12,744,112	1.95	12,744,112	0.91
- Others		22,065,676	2.92	476,555,423	72.96	498,621,099	35.38
Total		755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. E Part. S.A.	Brazilian	247,778,104	78.62	2,523,713	0.48	250,301,817	29.68
- Caixa Brasil SGPS, S.A.	Portuguese	37,138,435	11.79	67,579,999	12.79	104,718,434	12.42
- Treasury stocks		-	-	13,391,635	2.54	13,391,635	1.59
- Others		30,229,336	9.59	444,663,540	84.19	474,892,876	56.31
Total		315,145,875	100.00	528,158,887	100.00	843,304,762	100.00

E. Johnston Repres. E Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	138,772,343	86.63	-	-	138,772,343	86.63
- Walther Moreira Salles Júnior	Brazilian	7,789,035	4.86	-	-	7,789,035	4.86
- Pedro Moreira Salles	Brazilian	7,789,036	4.86	-	-	7,789,036	4.86
- João Moreira Salles	Brazilian	5,841,776	3.65	-	-	5,841,776	3.65
- Others		2	-	-	-	2	-
Total		160,192,192	100.00	-	-	160,192,192	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in September 30, 2004:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%

Controller	729,950,914	96.60	99,962,208	15.30	829,913,122	58.91

Management
Board of directors	117	-	3,371,803	0.52	3,371,920	0.24
Board of officers	232	-	2,333,895	0.36	2,334,127	0.17

Treasury stocks	-	-	12,744,112	1.95	12,744,112	0.90

Other shareholders	25,706,905	3.40	534,788,146	81.87	560,495,051	39.78

Total	755,658,168	100.00	653,200,164	100.00	1,408,858,332	100.00

Outstanding shares (**)	25,707,254	3.40	540,493,844	82.75	566,201,098	40.19
____________________
(*)

The amount, recorded of preferred shares of the Board of Directors is composed by 659,003 preferred shares and 2,712,800 Units. The amount recorded of preferred shares of the Board of Officers is composed by 10,323 preferred shares and 2,323,572 Units.

(**)	The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer